Form 10-K, Exhibit 13
period 1993-12-31
FEDERAL PAPER BOARD CO INC
filed 1994-03-29
CIK 34891

                                                        Exhibit 13


REVIEW OF OPERATIONS
PAPER, PAPERBOARD AND PULP

[PHOTO -- SEE EDGAR APPPENDIX]

Operating results for the paper, paperboard and pulp group were lower than those of last year. The principal cause of the reduction was lower selling prices for market pulp which continued to deteriorate throughout most of the year. Paperboard average selling prices were somewhat less than last year due partially to the mix of business. In addition, the Company curtailed production in these product lines for completion of various capital projects.

RIEGELWOOD OPERATION

The Riegelwood, NC pulp and paperboard mill produced 530,000 tons of market pulp and 310,000 tons of bleached paperboard, in 1993, despite the loss of production of approximately 19,000 tons of market pulp and 3,000 tons of bleached paperboard in the third quarter resulting from downtime taken in connection with the modernization of the mill.
   A substantial portion of the modernization of the mill was completed during the year. The total cost of the project is expected to be $190 million. It includes the rebuild of the No. 18 paperboard machine and the installation of new winders, rollwrapping equipment and refiners. The completion of the project is scheduled for mid-1994 and will result in improved quality to better serve our various customers.


[PULP CHART -- SEE EDGAR APPENDIX]


Federal Paper Board Company, Inc. 1993 Annual Report    Page 6

AUGUSTA OPERATION

Bleached paperboard production at the Augusta, GA mill in 1993 was 615,000 tons, an increase over last year's production and a record for the mill. In addition, the mill produced 26,000 tons of market pulp, slightly below the prior year.
   All of the major modernizations and renovations were completed at the Augusta mill in 1992. It is among one of the most efficient and highest quality producers of bleached paperboard in the world.

SERVICE DISTRIBUTION CENTERS

[PHOTO -- SEE EDGAR APPENDIX]

The service distribution centers of the Company consist of five sheeting plants and one extrusion plant, all located near our markets.
   During the year, the Company acquired a sheeting plant in Wharfedale, England. This operation enables the Company to export rolls of paperboard from the United States for sheeting at the Wharfedale plant, and delivery to customers both in the United Kingdom and on the Continent.
   The distribution centers processed more than 257,000 tons of bleached paperboard during the year, an increase over prior years. It is expected that the tonnage processed through the distribution centers will continue to increase and provide the Company with an important tool in servicing our customers.




[PAPERBOARD CHART -- SEE EDGAR APPENDIX]





Federal Paper Board Company, Inc. 1993 Annual Report    Page 7

INVERURIE OPERATION

[PHOTO -- SEE EDGAR APPENDIX]

The Company's uncoated free-sheet paper mill in Inverurie, Scotland had record production in 1993 producing more than 180,000 metric tons of paper compared to 136,000 metric tons last year.
   Operating income for 1993 was adversely affected by continued low selling prices. The market and selling prices began to improve toward year-end and have further strengthened in the early months of 1994.
   The capital expenditures made at the mill through 1993 have substantially increased productivity and reduced production costs. As the European economies improve, operating earnings will increase.
   Construction of a new warehouse, in excess of 100,000 sq. ft., was started during the year and will be completed in mid-1994, further reducing costs.

SPRAGUE OPERATION

The Company's recycled paperboard mill in Sprague, CT produced a record 179,000 tons during the year, an increase from the record high of 178,000 tons last year. The Sprague mill continues to supply recycled paperboard to the Company's folding carton plants, but the majority of its products are sold to the open market. Operating income for the year was slightly ahead of last year, reflecting improved efficiencies and reduced costs. An eight mile natural gas




[PAPER CHART -- SEE EDGAR APPENDIX]



Federal Paper Board Company, Inc. 1993 Annual Report    Page 8
pipeline was completed in 1993 giving the mill the option of using either natural gas or oil in its boiler depending on which is more cost beneficial.
   The mill uses about 185,000 tons of various grades of wastepaper per year, which is its primary raw material.

WOOD PRODUCTS
LUMBER PLANTS

[PHOTO -- SEE EDGAR APPENDIX]

Lumber continued to be in short supply in 1993, resulting principally from the curtailment of logging in the Pacific Northwest and reasonably strong housing starts. Operating income for our lumber plants was substantially higher than last year as lumber prices escalated rapidly during the year.
   The Company's five lumber plants produced 588.7 million board feet of lumber in 1993 slightly above last year's record production.
   Lumber prices are expected to continue to escalate as the economy recovers. With continued low mortgage rates, housing starts should increase, putting further upward pressure on lumber selling prices. The Company's lumber plants are modern, efficient, and low cost and are expected to continue to contribute to the profitability of the Company.

WOODLANDS

The Company owns 568,000 acres of timberlands and leases another 125,000 acres of timberlands, with purchase options. The acreage is located in North Carolina, South Carolina and Georgia and is



[WOOD PRODUCTS CHART -- SEE EDGAR APPENDIX]




Federal Paper Board Company, Inc. 1993 Annual Report    Page 9

[PHOTO -- SEE EDGAR APPENDIX]


generally in close proximity to our pulp and paperboard mills at Riegelwood, NC and Augusta, GA and our lumber plants.
   The Woodlands operation, in addition to managing the Company's timberlands, also procures all of the wood needs of the lumber plants and pulp and paperboard mills. Approximately 20% of the Company's softwood needs come from the Company's own timberlands, the balance and substantially all its hardwood needs are purchased by the Woodlands group from outside sources.

CONVERTING OPERATIONS
CUP OPERATIONS

Operating results from our cup operations were below last year and reflect a further reduction in selling prices of this product line.
   A cost reduction program was implemented to reduce costs and consolidate various operations of the business. The initial stages of the program include the consolidation of functions to the corporate office, overall reduction in personnel and the construction of a new distribution center adjacent to the Shelbyville, IL plant. The cost reduction program, which will be completed by the end of 1995, is on schedule and savings are beginning to be realized.




[CONVERTING OPERATIONS CHART -- SEE EDGAR APPENDIX]




Federal Paper Board Company, Inc. 1993 Annual Report    Page 10

   1993 production was 9% above last year. Working with the Company's packaging group, the cup operations now provide paperboard trays in addition to cups to a number of customers. The cup plants use approximately 100,000 tons of bleached paperboard annually from the Company's mills.
   An improvement in earnings is expected in 1994 as the cost reduction plan continues and the economy improves.

PACKAGING OPERATIONS

[PHOTO -- SEE EDGAR APPENDIX]

At our Packaging Operations, the Company manufactures printed folding cartons for a variety of consumer products. Operating income in 1993 was below that of 1992, reflecting once again, the weak economic conditions which have prevailed for the last several years. The Packaging group operates four plants, each serving different market segments. The largest plant is in Wilmington, NC and has four gravure presses; the other plants have offset and flexographic printing equipment.
   The plants consume more than 75,000 tons of paperboard each year, 80% of which is produced at the Company's own mills.



Federal Paper Board Company, Inc. 1993 Annual Report    Page 11

                                               Federal Paper Board Company, Inc.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS



RESULTS OF OPERATIONS

OVERVIEW

Results for the fiscal year 1993 were negatively impacted by weak economic and market conditions which persisted throughout the year. Net sales were $1,386.4 million in 1993, decreasing 5% from 1992 and 3% from 1991. Income before cumulative effect of accounting change was $20.8 million, a 75% decline from both 1992 and 1991. Net income for 1993 includes a non-cash charge of $9.7 million resulting from a change in the Federal statutory tax rate from 34% to 35%. This charge includes the cumulative effect of the recalculation of the deferred tax liability under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Net income of $91.6 million for fiscal year 1992 includes a non-cash gain of $9.0 million from the cumulative effect of accounting change related to the adoption of SFAS No. 109.

PAPER, PAPERBOARD AND PULP

The paper, paperboard and pulp segment manufactures bleached and recycled paperboard, hardwood and softwood market pulp and uncoated free-sheet paper. The Company operates one recycled paperboard mill, two bleached paperboard and pulp mills, one uncoated free-sheet paper mill, five sheeting and distribution centers and one extrusion coating plant.
   Net sales for this segment declined 12% compared to fiscal year 1992. Paperboard sales declined approximately 6% compared to the prior year reflecting a reduction in shipments along with a decline in average selling prices. Paperboard accounted for 72% and 67% of the segment's sales for 1993 and 1992, respectively. Market pulp sales declined 38% from last year reflecting a 30% decline in average selling prices and a reduction in shipments. Shipments of this product to the export market declined 11% compared to the prior year reflecting the continuation of poor economic conditions throughout Europe. Market pulp accounted for 15% and 21% of the segment's sales in 1993 and 1992, respectively. Improvement in demand, during 1993, caused a 3% increase in sales of uncoated free-sheet paper over the prior year. Paper sales accounted for 13% and 12% of the segment's sales in 1993 and 1992, respectively.
   Operating profits for this segment declined 55% compared to 1992. The decline in operating profits reflects reduced average selling prices for market pulp and bleached paperboard, partially offset by increased selling prices of recycled paperboard. Demand for these products remained strong throughout the year with shipments of all products, except uncoated free-sheet paper, declining only slightly from the prior year.
   The Augusta paperboard and pulp mill operated efficiently during the year attaining record production levels on two of its machines. In previous years, the mill underwent a major capital expansion program to increase production capacity and improve quality. Since the start-up in early 1992, the upgraded machines have been operating efficiently and have been achieving higher production levels.
   The Riegelwood paperboard and pulp mill also operated efficiently during 1993 but was negatively impacted by lower average selling prices for market pulp. Weak economic conditions along with high worldwide market pulp inventory levels have caused a 30% decline, compared to 1992, in the average selling price of market pulp. At year-end selling prices, this product is unprofitable and cannot return to profitability until selling prices are restored to adequate levels. Prices improved slightly at the end of the fourth quarter and further improvement is anticipated in 1994. The results for the mill were also impacted by lower shipments and lower average selling prices for bleached paperboard. This decline in average selling prices was generally caused by a change in product mix.
   The Sprague recycled paperboard mill had an excellent year setting an overall production record producing 179,200 tons of recycled paperboard in 1993. Operating profits improved 19% over the prior year primarily due to improved operating efficiencies and increased average selling prices. In 1993, the mill completed a natural gas pipeline which enabled the substitution of lower priced natural gas for oil and propane used during the manufacturing process.
   The Inverurie uncoated free-sheet paper mill showed an improvement in both sales and operating profits over 1992. The mill set an overall production record mainly due to the completion, in 1992, of a capital expansion program which significantly increased production capacity. Demand for uncoated free-sheet paper strengthened during the year with shipments 37% above the prior year. Average selling prices declined compared to last year due to poor economic conditions throughout Europe, a change in product mix and an increase in industry capacity. In early 1994, a price increase was implemented for this product and further price increases are anticipated as the economy improves.
   Net sales for this segment were 6% higher in 1992 than in 1991. A decrease in uncoated free-sheet paper sales partially offset increases in both paperboard and market pulp sales. The primary factor contributing to the increased sales was an increase in shipments of all products. The increase in sales was partially offset by decreases in the average selling prices of bleached paperboard, mainly caused by a change in product mix, and of uncoated free-sheet paper, caused by weak economic conditions in Europe. Average selling prices of market pulp improved slightly in 1992 compared to 1991.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 18

                                               Federal Paper Board Company, Inc.



   Operating profits for this segment declined 4% in 1992 compared to 1991. This decline was mainly attributable to lower average selling prices for all product lines generally caused by weak economic conditions, extremely competitive market conditions and changes in product mix. The Company's mills all operated efficiently during 1992 with the Riegelwood and Inverurie mills setting production records. During 1992, capital programs were successfully completed at the Inverurie and Augusta mills while other programs were begun at the Sprague and Riegelwood mills.

WOOD PRODUCTS

The wood products segment is involved in the manufacture of dimensional lumber and land management activities. The Company operates five lumber plants and owns or leases approximately 693,000 acres of timberlands.
   Net sales for this segment increased 28% compared to fiscal year 1992. Average selling prices of dimensional lumber reached record levels during the year and ended 1993 approximately 31% above last year. Demand remained strong during the year with shipments slightly below the 1992 level.
   Operating profits more than doubled for this segment in fiscal year 1993 compared to 1992. Market conditions for lumber were favorable during the year reflecting improved housing starts and a reduced supply of lumber. The completion of various modernization programs at some of the lumber plants improved operating efficiencies, positively impacting operating profits for the year.
   Net sales in 1992 increased 34% compared to fiscal year 1991 due to increased shipments and average selling prices for lumber. Shipments of lumber reached 582.2 million board feet compared to 513.5 million board feet in 1991. Average selling prices increased 18% in 1992 compared to 1991.
   Operating profits in 1992 were substantially higher than 1991. Strong demand for lumber along with improved average selling prices had a favorable impact on the profitability of this segment. In 1992, the Company completed various modernization programs at the lumber plants which increased production efficiencies and positively impacted earnings.

CONVERTING OPERATIONS

The converting operations segment manufactures paper and plastic cups and specialty packaging products. The company operates six cup plants and four folding carton plants.
   Net sales for this segment declined slightly compared to the prior year. The decrease reflects a 15% decline in sales of packaging products partially offset by a 4% increase in sales of paper and plastic cups. Demand for paper and plastic cups improved throughout the year with shipments 9% higher than the prior year. The increase in shipments was partially offset by a decline in average selling prices along with a change in product mix. Paper and plastic cups accounted for 70% and 65% of this segment's sales in 1993 and 1992, respectively.
   Operating profits declined 49% for this segment in 1993 compared to 1992. The primary factors contributing to these lower earnings were reduced volume and a change in product mix from the Company's packaging operations. Results for the cup operations were also below the prior year due to lower average selling prices, along with a change in product mix partially offset by an increase in volume. The current year's results for the cup operations include a charge of $1.0 million associated with the restructuring of these operations. As part of the restructuring, the Company has implemented various cost reduction programs which, combined with recent capital expenditures, are expected to enhance manufacturing and distribution efficiencies. These programs are expected to have a positive impact on operating profits as general economic conditions improve.
   A decrease in net sales of 17% in 1992 compared to 1991 reflects lower sales of all products in this segment. The majority of the decline was attributable to a 14% decrease in the sale of paper and plastic cups. This business was significantly impacted by the weak economy and industry overcapacity which had a negative impact on average selling prices of paper and plastic cups. Net sales of packaging products decreased in 1992 due to the divestiture of folding carton plants in 1991.
   Operating profits declined significantly in 1992 compared to 1991 mainly due to the erosion of average selling prices of cups caused by the weak economy. The Company's packaging operations performed well during 1992 benefiting from reduced costs associated with the reorganization of the operations due to the divestiture of four plants in 1991.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 19

                                               Federal Paper Board Company, Inc.



OTHER ITEMS

The Company entered into several nonhedged off-balance-sheet financial instrument transactions in 1993, 1992 and 1991. As a result of terminating these transactions, a net loss of approximately $7.2 million was recorded in 1993 and net gains of approximately $5.3 million and $5.0 million were recorded in 1992 and 1991, respectively. The Company recorded a gain in 1991 of approximately $4.7 million from the divestiture of folding carton plants. The items above are included in Other - net in the Consolidated Statement of Income.

INCOME TAXES

The Federal statutory tax rate changed in 1993 from 34% to 35%. The 1993 provision for income taxes includes $9.2 million for the cumulative effect of the recalculation of the deferred tax liability under SFAS No. 109, "Accounting for Income Taxes", which bases future taxes on the current statutory rate. The Company had adopted this Statement in 1992 and recorded a gain of $9.0 million from the cumulative effect of an accounting change in the Consolidated Statement of Income. The adoption of SFAS No. 109 resulted in higher depreciation expense for the fiscal years 1993 and 1992. The Company's overall effective tax rate was 58.5%, 39.1% and 42.9% in 1993, 1992 and 1991, respectively. The higher effective tax rate for 1993 compared to 1992 and 1991 reflects the change in the Federal statutory rate.

OTHER ACCOUNTING MATTERS

The Company adopted, in fiscal year 1993, SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", electing to amortize the transition obligation over twenty years. This Statement requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits as claims were incurred. The incremental pre-tax cost for 1993, as a result of adopting SFAS No. 106, including amortization, service and interest cost was approximately $2.8 million.
   Certain postemployment benefits are provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. In November 1992, SFAS No. 112, "Employers' Accounting for Postemployment Benefits", was issued and must be adopted for fiscal years beginning after December 15, 1993. The impact of adopting this Statement in fiscal year 1993 would not have been material to the Company's financial position and results of operations.

CAPITAL RESOURCES AND LIQUIDITY

Despite lower net income in 1993, the Company's cash flows from operations remained strong. Cash generated by operations in 1993 was $236.6 million compared to $229.1 million in 1992 and $274.2 million in 1991. In 1991, the Company entered into an agreement which allows for the sale of a fractional interest in a defined pool of trade accounts receivable. During 1993, the maximum allowable amount of receivables to be sold, initially $75 million, was increased to $88 million. Proceeds from the sold receivables of $13 million and $75 million in 1993 and 1991, respectively are reported as operating cash flows.
   Cash flows used for investing activities were primarily associated with capital investment programs. Capital expenditures, including capitalized interest, totaled $161.2 million in 1993, $149.1 million in 1992 and $227.4 million in 1991. The majority of the capital spending in 1993 related to a modernization program at the Company's Riegelwood mill which will improve quality and ensure the Company's leadership position in the lightweight bleached bristol market. In 1993, the Company also began a capital spending program to construct a new warehouse for its cup operations in order to improve distribution efficiencies. A major portion of the spending in 1992 was related to ongoing capital investment programs for the paper, paperboard and pulp segment, including some spending on the Riegelwood mill program mentioned above. Spending in 1991 was primarily associated with the completion of capital expansion programs at the Company's Augusta and Inverurie mills which related to increasing production capacity and improving quality. Capital expenditures for 1994, including capitalized interest, are expected to be consistent with the 1993 level.
   Cash flows used for financing activities were associated with the payment of dividends and the repayment of long-term debt. Cash paid for dividends was $48.6 million, $48.4 million and $48.6 million in 1993, 1992 and 1991, respectively. The Company's cash dividend was maintained at a quarterly rate of $.25 per common share for the fourth straight year. During 1993, the Company reduced total debt by $28.8 million. The ratio of total debt to total capitalization was 53.8%, 53.5% and 54.8% in 1993, 1992 and 1991, respectively.
   During 1993, the Company entered into two revolving credit agreements. The first agreement provides for borrowings of up to $75 million and expires in September 1994 and the second agreement provides for borrowings of up to $225 million and expires in September 1996. Both of these agreements may be extended until 1998 upon mutual consent of all parties. These agreements replaced the existing $200 million revolving credit and term loan agreement.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 20

                                               Federal Paper Board Company, Inc.



   During 1993, the Company entered into $150 million and terminated $200 million of interest rate swap agreements in order to effectively lower interest costs. The Company's outstanding interest rate swap agreements effectively converted $250 million and $300 million of fixed rate debt to variable rate debt at January 1, 1994 and January 2, 1993, respectively. These agreements have various expiration dates through 1997.
   Debt repayments in 1994 for outstanding borrowings are projected to be $56.1 million. The Company believes cash flows from operations supplemented by the revolving credit agreement and $75 million remaining under a previously filed shelf registration statement will be sufficient to meet the repayment requirements and fund capital spending programs.
   The Company manages certain portions of its exposure to foreign currency fluctuations through a variety of nonhedged off-balance-sheet financial instruments including foreign currency option and forward contracts. The Company's market risk under these agreements is subject to currency rate changes of the British pound sterling, the German mark and the Japanese yen as compared to the U.S. dollar. At January 1, 1994, the Company had outstanding foreign currency call option contracts with a notional amount of $35.4 million, foreign currency put option contracts with a notional amount of $54.6 million and forward foreign exchange contracts with a notional amount of $5.0 million.

ENVIRONMENTAL MATTERS

The Company operates in an industry subject to extensive environmental regulations. In order to meet the standards established by the various federal, state and local environmental laws and regulations, the Company has made substantial capital and operating expenditures. Environmental capital expenditures totaled $17.2 million in 1993, $32.2 million in 1992 and $48.0 million in 1991. Additional amounts to be incurred for environmental purposes in future years will depend on new laws and regulations, other changes in legal requirements, changes in environmental control technology and changes in the economic environment. In the latter part of 1993, the United States Environmental Protection Agency issued regulations which could result in significant expenditures being incurred in our industry in future years. The Company is not yet in a position to establish a meaningful estimate of such costs or predict what potential financial impact changes to other existing regulations would have on the Company. All companies in our industry are subject to the same or similar environmental laws and regulations and the Company does not believe that compliance with applicable laws and regulations will materially effect its competitive position.
   The Company is involved in environmental remediation activities at 11 sites where it has been named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act and by certain state agencies. The total costs to the Company to remediate these sites cannot be predicted with certainty due to the amount of time necessary to complete the cleanups, the extent to which contributions will be available from other parties or the availability of insurance coverage. However, based upon its experience with such matters, the Company does not believe that its expected share of such known actual and potential cleanup costs will have a materially adverse effect on its financial position and results of operations.
   The Company has accruals for probable and estimable environmental costs of $4.7 million and $3.8 million, at January 1, 1994 and January 2, 1993, respectively.

EFFECTS OF INFLATION

The moderate level of inflation during the past few years has not had a material impact on the Company's operating results. Prices and volumes for the Company's products are more closely related to supply and demand factors in specific markets and by exchange rate fluctuations than by inflationary factors.

FUTURE OUTLOOK

The Company anticipates an improvement in the general economic and market conditions affecting its business in 1994. Expected increases in demand for its major products should allow for overall higher average selling prices in 1994. In addition, ongoing Company-wide cost reduction programs, along with recent capital expenditures, are expected to enhance manufacturing and distribution efficiencies throughout the Company. Therefore, with improved demand and pricing of its major product lines and overall lower costs, 1994 results should be improved over 1993.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 21

                                               Federal Paper Board Company, Inc.



INDUSTRY SEGMENT INFORMATION


                                             Net Sales to
                                             Unaffiliated                    Intersegment                          Total
In thousands                                    Customers                           Sales                          Sales
- ------------------------------------------------------------------------------------------------------------------------
FOR FISCAL YEAR 1993
   Paper, Paperboard and Pulp                 $   843,775                    $     91,302                     $  935,077
   Wood Products                                  214,913                          19,217                        234,130
   Converting Operations                          327,698                              --                        327,698
- ------------------------------------------------------------------------------------------------------------------------
   Total segment operations                     1,386,386                         110,519                      1,496,905
   Intersegment eliminations                           --                        (110,519)                      (110,519)
   General corporate items - net                       --                              --                             --
- ------------------------------------------------------------------------------------------------------------------------
   Consolidated total                         $ 1,386,386                    $         --                     $1,386,386
- ------------------------------------------------------------------------------------------------------------------------

FOR FISCAL YEAR 1992
   Paper, Paperboard and Pulp                 $   955,978                    $     93,039                     $1,049,017
   Wood Products                                  168,330                          19,286                        187,616
   Converting Operations                          336,511                              --                        336,511
- ------------------------------------------------------------------------------------------------------------------------
   Total segment operations                     1,460,819                         112,325                      1,573,144
   Intersegment eliminations                           --                        (112,325)                      (112,325)
   General corporate items - net                       --                              --                             --
- ------------------------------------------------------------------------------------------------------------------------
   Consolidated total                         $ 1,460,819                    $         --                     $1,460,819
- ------------------------------------------------------------------------------------------------------------------------

FOR FISCAL YEAR 1991
   Paper, Paperboard and Pulp                 $   905,022                    $     81,870                     $  986,892
   Wood Products                                  126,063                          20,287                        146,350
   Converting Operations                          403,936                              --                        403,936
- ------------------------------------------------------------------------------------------------------------------------
   Total segment operations                     1,435,021                         102,157                      1,537,178
   Intersegment eliminations                           --                        (102,157)                      (102,157)
   General corporate items - net                       --                              --                             --
- ------------------------------------------------------------------------------------------------------------------------
   Consolidated total                         $ 1,435,021                    $         --                     $1,435,021
========================================================================================================================



The Paper, Paperboard and Pulp segment consists of the Company's operations at Riegelwood, NC; Augusta, GA; Sprague, CT; Inverurie, Scotland; Sturgis, MI; Ontario, CA; Hazleton, PA; Prosperity, SC; and Wharfedale, England. Net sales to unaffiliated customers were as follows:

In thousands                   1993       1992       1991
- ---------------------------------------------------------
Paper                      $113,263   $109,601   $115,750
Paperboard                  605,632    644,844    603,486
Pulp                        124,880    201,533    185,786
=========================================================

   The Wood Products segment includes the results of the Company's lumber plants and land management group. The Converting Operations segment includes the results of the Company's cup operations and packaging operations.
   Intersegment sales are comprised principally of the sale of paperboard at market prices to the Converting Operations and the sale of wood chips and pulpwood at cost from the lumber plants and woodlands to the Paperboard and Pulp Operations. Identifiable assets by segment are principally those assets which are used in the Company's operations in each industry.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 22

                                               Federal Paper Board Company, Inc.



  Income Before Taxes                                                    Depreciation,
and Cumulative Effect                   Identifiable             Amortization and Cost                           Capital
 of Accounting Change                         Assets               of Timber Harvested                      Expenditures
- ------------------------------------------------------------------------------------------------------------------------
    $   88,646                           $1,845,876                          $106,303                           $130,901
        71,633                              309,228                            12,997                             14,760
         7,829                              312,509                            20,898                             15,054
- ------------------------------------------------------------------------------------------------------------------------
       168,108                            2,467,613                           140,198                            160,715
         1,399                                   --                                --                                 --
      (119,407)                             102,681                             3,889                                523
- ------------------------------------------------------------------------------------------------------------------------
    $   50,100                           $2,570,294                          $144,087                           $161,238
- ------------------------------------------------------------------------------------------------------------------------


    $  198,361                           $1,860,734                          $106,817                           $121,891
        31,431                              290,763                            13,475                             12,050
        15,480                              321,008                            22,347                             14,993
- ------------------------------------------------------------------------------------------------------------------------
       245,272                            2,472,505                           142,639                            148,934
           (92)                                  --                                --                                 --
      (109,480)                             100,994                             3,927                                196
- ------------------------------------------------------------------------------------------------------------------------
    $  135,700                           $2,573,499                          $146,566                           $149,130
- ------------------------------------------------------------------------------------------------------------------------


    $  207,680                           $1,810,891                          $ 86,055                           $194,124
        10,277                              266,583                            10,958                             15,283
        38,971                              317,245                            21,949                             17,414
- ------------------------------------------------------------------------------------------------------------------------
       256,928                            2,394,719                           118,962                            226,821
          (989)                                  --                                --                                 --
      (111,739)                              97,971                             3,733                                582
- ------------------------------------------------------------------------------------------------------------------------
    $  144,200                           $2,492,690                          $122,695                           $227,403
========================================================================================================================



   Corporate assets include cash, prepaid items, non-trade receivables, unamortized debenture expenses, investments and non-operating assets. General corporate items - net include administrative expenses, interest expense and other items.

   Export sales from the Company's United States operations to unaffiliated customers by major geographic area were as follows:


In thousands                  1993        1992       1991
- ---------------------------------------------------------
North America             $  16,033  $  14,727  $  13,570
Europe                       43,324     91,794     90,050
Asia                         67,377     96,338     79,325
Other                         5,278      6,980      5,691
- ---------------------------------------------------------
Total                     $ 132,012  $ 209,839  $ 188,636
=========================================================





Federal Paper Board Company, Inc. 1993 Annual Report     Page 23

                                               Federal Paper Board Company, Inc.


CONSOLIDATED STATEMENT OF INCOME


In thousands except per share amounts
For Fiscal Year                                                                  1993              1992             1991
- ------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                   $1,386,386       $1,460,819       $1,435,021
- ------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
   Cost of products sold                                                     1,038,785        1,034,854        1,008,508
   Depreciation, amortization and cost of timber harvested                     144,087          146,566          122,695
   Selling and administrative expenses                                          60,149           64,769           64,144
   Interest expense                                                             85,474           85,018           90,243
   Other -- net                                                                  7,791           (6,088)           5,231
- ------------------------------------------------------------------------------------------------------------------------
TOTAL COSTS AND EXPENSES                                                     1,336,286        1,325,119        1,290,821
- ------------------------------------------------------------------------------------------------------------------------
Income before taxes and cumulative effect of accounting change                  50,100          135,700          144,200
Provision for income taxes                                                      29,300           53,100           61,800
- ------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change                            20,800           82,600           82,400
Cumulative effect of accounting change                                              --            9,000               --
- ------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                      20,800           91,600           82,400
Preferred dividend requirements                                                  6,610            7,060            8,129
- ------------------------------------------------------------------------------------------------------------------------
Net income available to common shares                                       $   14,190       $   84,540       $   74,271
- ------------------------------------------------------------------------------------------------------------------------
Average common shares outstanding:
   Assuming no dilution                                                         41,995           41,448           40,540
   Assuming full dilution                                                       42,414           46,695           46,429
- ------------------------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE
- ------------------------------------------------------------------------------------------------------------------------
Assuming no dilution:
   Income before cumulative effect of accounting change                     $      .34       $     1.82       $     1.83
   Cumulative effect of accounting change                                           --              .22               --
- ------------------------------------------------------------------------------------------------------------------------
   Net Income                                                               $      .34       $     2.04       $     1.83
- ------------------------------------------------------------------------------------------------------------------------
Assuming full dilution:
   Income before cumulative effect of accounting change                     $      .34       $     1.77       $     1.77
   Cumulative effect of accounting change                                           --              .19               --
- ------------------------------------------------------------------------------------------------------------------------
   Net Income                                                               $      .34       $     1.96       $     1.77
========================================================================================================================

See accompanying notes to financial statements.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 24

                                               Federal Paper Board Company, Inc.


CONSOLIDATED STATEMENT OF CASH FLOWS




In thousands
For Fiscal Year                                                                  1993              1992             1991
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
   Net income                                                               $   20,800       $   91,600       $   82,400
   Adjustments to reconcile net income to net cash provided
    by operations:
      Cumulative effect of accounting change                                        --           (9,000)              --
      Depreciation, amortization and cost of timber harvested                  144,087          146,566          122,695
      Deferred income tax provision                                             19,445           26,857           35,056
      Net loss on disposal of property, plant and equipment and timber             401            4,778           10,787
      Net gains on sales of facilities                                              --               --           (4,668)
      Other - net                                                                3,979          (10,371)           3,293
   Changes in current assets and liabilities, net of effects
    from acquisitions:
      Accounts and notes receivable                                             36,271           (4,762)          69,532
      Inventories                                                              (21,651)         (21,488)         (26,472)
      Other current assets                                                       8,706             (794)          11,332
      Accounts payable and other current liabilities                            24,550            5,718          (29,788)
- ------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATIONS                                                236,588          229,104          274,167
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                       (161,238)        (149,130)        (227,403)
   Proceeds from disposal of property, plant and equipment                       1,213            3,083           13,725
   Other                                                                        (1,365)          (9,071)         (11,478)
- ------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                        (161,390)        (155,118)        (225,156)
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash dividends paid                                                         (48,591)         (48,414)         (48,645)
   Increase in long-term debt                                                    1,909          209,966          200,623
   Payments on long-term debt                                                  (34,348)        (239,896)        (224,447)
   Issuance of equity capital                                                    3,593            5,845            7,942
   Change in short-term bank debt                                                2,230           (1,724)          15,032
- ------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR FINANCING ACTIVITIES                                         (75,207)         (74,223)         (49,495)
- ------------------------------------------------------------------------------------------------------------------------
DECREASE IN CASH:                                                                   (9)            (237)            (484)
   Cash:
      Beginning of year                                                            280              517            1,001
      End of year                                                           $      271       $      280       $      517
- ------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW DISCLOSURE:
   Cash paid during the year for:
      Interest (net of amount capitalized)                                  $   84,136       $   78,864       $   86,189
      Income taxes                                                               7,171           26,885           30,557
========================================================================================================================

See accompanying notes to financial statements.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 25

                                               Federal Paper Board Company, Inc.


CONSOLIDATED BALANCE SHEET



In thousands
At Year End                                                                                       1993              1992
- ------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
Cash                                                                                     $          271   $          280
Accounts and notes receivable, less allowance for doubtful
   accounts of $1,284 in 1993 and $1,672 in 1992                                                 52,062           88,351
Inventories:
   Raw materials                                                                                 58,720           59,680
   Work in process                                                                               15,469            9,404
   Finished goods                                                                                99,329           87,680
   Supplies                                                                                      51,701           52,485
- ------------------------------------------------------------------------------------------------------------------------
   Subtotal                                                                                     225,219          209,249
   LIFO reserve                                                                                  (2,819)          (8,257)
- ------------------------------------------------------------------------------------------------------------------------
Total inventories                                                                               222,400          200,992
Deferred tax asset                                                                               15,142           11,010
Other current assets                                                                             19,818           15,254
- ------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                            309,693          315,887
- ------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land                                                                                             16,227           14,990
Buildings, including leasehold improvements                                                     238,859          227,437
Machinery and equipment                                                                       2,259,622        2,198,152
Construction in progress                                                                        151,715           92,105
- ------------------------------------------------------------------------------------------------------------------------
   Subtotal                                                                                   2,666,423        2,532,684
Accumulated depreciation and amortization                                                      (769,869)        (654,334)
- ------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT - NET                                                           1,896,554        1,878,350
- ------------------------------------------------------------------------------------------------------------------------
TIMBER AND TIMBERLANDS                                                                          189,674          191,840

GOODWILL AND OTHER INTANGIBLES                                                                  118,418          123,200

OTHER ASSETS                                                                                     55,955           64,222
- ------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                             $    2,570,294   $    2,573,499
========================================================================================================================

See accompanying notes to financial statements.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 26

                                               Federal Paper Board Company, Inc.



                                                                                                   1993             1992
- ------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                                             $   90,356       $   79,252
Current portion of long-term debt                                                                56,148           31,140
Short-term bank debt                                                                             25,304           23,100
Dividends payable                                                                                10,554           10,506
Accrued compensation                                                                             24,867           26,933
Accrued interest                                                                                 18,688           18,923
Other current liabilities                                                                        51,634           37,370
- ------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                       277,551          227,224
- ------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                                  973,825        1,029,874

OTHER LIABILITIES                                                                                63,086           53,586

DEFERRED TAX LIABILITY                                                                          349,126          322,400

SHAREHOLDERS' EQUITY:
Preferred stock - $1.20 cumulative convertible, $1 par value
   (aggregate liquidation value at January 1, 1994 - $1,153);
   authorized 1,900 shares; issued: 1993 - 58 shares;
   1992 - 61 shares                                                                                  58               61
Preferred stock - Class A
   Second Series, $2.875 cumulative convertible, $1 par value
   (aggregate liquidation value at January 1, 1994 - $113,721);
   authorized 10,000 shares; issued: 1993 - 2,274 shares;
   1992 - 2,274 shares                                                                            2,274            2,274
Common stock - $5 par value; authorized 240,000 shares;
   issued: 1993 - 42,356 shares; 1992 - 42,269 shares                                           211,779          211,344
Other capital                                                                                   249,800          257,379
Retained earnings                                                                               447,361          475,200
Treasury stock - at cost:
   Common stock - 1993 - 209 shares; 1992 - 317 shares                                           (4,566)          (5,843)
- ------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                      906,706          940,415
- ------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                   $2,570,294       $2,573,499
========================================================================================================================





Federal Paper Board Company, Inc. 1993 Annual Report     Page 27

                                               Federal Paper Board Company, Inc.


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                           Preferred        Common Stock         Other   Retained        Treasury Stock
In thousands                                  Stocks     Shares     Amount     Capital   Earnings      Shares     Amount
- ------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 29, 1990                     $2,871     40,529   $202,645    $284,356   $398,702        365     $(5,607)
Net income                                                                                 82,400
Dividends declared:
   Preferred stocks                                                                        (8,129)
   Common stock                                                                           (40,645)
Amortization of compensation expense                                               135
Stock options exercised                                     524      2,620       6,267                    31        (945)
Conversion of preferred stocks
 (6,287 shares)                                   (7)        30        151        (144)
Restricted common shares forfeited                          (12)       (59)       (154)
Cumulative foreign translation
 adjustment                                                                     (1,847)
Minimum pension liability adjustment                                            (1,410)
- ------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 28, 1991                     $2,864     41,071   $205,357    $287,203   $432,328        396     $(6,552)
Net income                                                                                 91,600
Dividends declared:
   Preferred stocks                                                                        (7,060)
   Common stock                                                                           (41,668)
Stock options exercised                                     224      1,116       4,646                   (79)        709
Conversion of preferred stocks
 (529,089 shares)                               (529)       974      4,871      (4,968)
Cumulative foreign translation
 adjustment                                                                    (23,339)
Minimum pension liability adjustment                                            (6,163)
- ------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 2, 1993                       $2,335     42,269   $211,344    $257,379   $475,200        317     $(5,843)
Net income                                                                                 20,800
Dividends declared:
   Preferred stocks                                                                        (6,610)
   Common stock                                                                           (42,029)
Stock options exercised                                      72        362       1,954                  (108)      1,277
Conversion of preferred stock
 (2,908 shares)                                   (3)        15         73         (70)
Cumulative foreign translation
 adjustment                                                                       (286)
Minimum pension liability adjustment                                            (9,177)
- ------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 1994                       $2,332     42,356   $211,779    $249,800   $447,361        209     $(4,566)
========================================================================================================================




See accompanying notes to financial statements.




Federal Paper Board Company, Inc. 1993 Annual Report     Page 28

                                               Federal Paper Board Company, Inc.



NOTES TO FINANCIAL STATEMENTS



NOTE 1        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include all subsidiary companies. Significant intercompany transactions have been eliminated.

Fiscal Year
The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday nearest December 31st. The fiscal year 1992 includes 53 weeks while the other years presented include 52 weeks.

Inventories
Inventories are valued at the lower of cost or market. Inventory costs include all direct manufacturing costs and applied overhead. Finished goods, work in process and raw materials for the Bleached Paperboard, Pulp, Wood Products and Converting Operations are determined on the last-in, first-out (LIFO) basis. Inventories for the Recycled Paperboard and Paper facilities are determined on the first-in, first-out (FIFO) basis. Supply inventories are determined on an average cost basis.

Property, Plant and Equipment
Property, plant and equipment is recorded at cost. Depreciation is computed on the straight-line method based on the estimated useful lives of related assets except for the Augusta, GA paperboard mill, where the units-of-production method is used. Depreciable lives are 20 to 33 years for buildings and 3 to 30 years for machinery and equipment. Cost of timber harvested is computed at unit cost rates calculated annually based on the estimated volume of recoverable timber and the related costs.
   In the first quarter of 1993 and the fourth quarter of 1992, the Company changed the estimated useful lives used to calculate depreciation for certain productive assets to properly reflect the expected use of these assets. The change in estimated useful lives made in 1993 resulted in an increase of $4.1 million on income before taxes, $2.5 million on income after taxes and $.06 on earnings per fully diluted common share. The change in estimated useful lives made in 1992 resulted in an increase of $2.4 million on income before taxes, $1.4 million on income after taxes and $.03 on earnings per fully diluted common share.
   Costs of the construction of certain long-term assets include capitalized interest which is amortized over the estimated useful life of the related asset. The Company capitalized interest costs of $6.1 million in 1993, $11.3 million in 1992 and $18.8 million in 1991.

Intangibles and Other Assets
The excess of the purchase price over the fair value of the net assets of acquired companies is goodwill and is amortized over 40 years. Other identified intangible assets are amortized, if applicable, on a straight-line basis over their estimated useful lives which range from 3 to 40 years.
   The Company incurs certain start-up costs during the process of bringing a project into commercial production. Such start-up costs on major capital projects are capitalized and amortized on a straight-line basis over five years. Unamortized start-up costs, included in other assets, were $17.1 million, $22.5 million and $18.5 million in 1993, 1992 and 1991, respectively.
   Management periodically evaluates the recoverability of long-term assets, including goodwill, based upon current and anticipated net income and undiscounted future cash flows.

Financial Instruments
The Company enters into interest rate swap agreements which involve the exchange of fixed and floating rate interest payments periodically over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received is accrued as interest rates change and recognized over the life of the agreements as an adjustment to interest expense.
   The Company utilizes a variety of strategies and foreign exchange instruments to manage the impact of fluctuations in foreign currencies. Gains and losses associated with nonhedged transactions are recorded currently in income. If the contract hedges a firm commitment, gains and losses are deferred and included as a component of the related commitment.

Income Taxes
Effective December 29, 1991, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", and has reported the cumulative effect of this change in the method of accounting for income taxes in the Consolidated Statement of Income for fiscal year 1992. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In adopting SFAS No. 109, the Company adjusted the carrying amounts of previous acquisitions accounted for using the purchase method of accounting.
   Under APB Opinion 11, which was applied in 1991 and prior years, provisions were made for deferred income taxes resulting from differences between the time transactions were recorded for financial statement purposes and the time they affected taxable income.

Earnings Per Common Share
Earnings per common share assuming no dilution is based on the weighted average number of shares and common equivalent shares outstanding during the year. Outstanding stock options are common equivalent shares but are not included in the computation since the dilutive effect is not material.
   Earnings per common share assuming full dilution is based on the weighted average number of common shares outstanding during the year, including the dilutive effects of stock options outstanding and the conversion of the Company's preferred stocks. In 1993, the conversion of the Company's $2.875 preferred stock is not assumed since the effect is antidilutive. The conversion of this preferred stock is assumed for all other periods presented.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 29

                                               Federal Paper Board Company, Inc.



Foreign Currency Translation
Adjustments resulting from the translation of foreign subsidiaries' financial statements into U.S. dollars are included as cumulative foreign translation adjustments in shareholders' equity. The net cumulative foreign currency translation adjustments included in other capital were decreases of $18.6 million and $18.3 million at January 1, 1994 and January 2, 1993, respectively.

Revenue Recognition
The Company generally recognizes revenues when goods are shipped.

Reclassifications
Certain amounts in prior year financial statements have been reclassified to conform with the current year presentation.

NOTE 2        SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts and Notes Receivable
In 1991, the Company entered into an agreement which allows for the sale, without recourse, of a fractional interest in a defined pool of trade accounts receivable. The maximum allowable amount of receivables to be sold, initially $75 million, was increased to $88 million in 1993. The amount available at any measurement date varies based upon the level of eligible receivables. Under this agreement, $88 million and $75 million were sold as of January 1, 1994 and January 2, 1993, respectively. These sales are reflected as reductions of accounts receivable in the accompanying Consolidated Balance Sheet and as operating cash flows in the accompanying Consolidated Statement of Cash Flows. The costs of this program, which were $2.8 million in 1993, $3.4 million in 1992 and $1.9 million in 1991, are based upon the Company's debt ratings and the purchasers' level of investment and borrowing costs and are charged to selling and administrative expenses in the accompanying Consolidated Statement of Income.
   During 1993, the Company settled a $20.5 million note receivable it had received in 1991 when three folding carton plants were sold to a group of former employees. In the settlement of this receivable, the Company received cash and preferred stock. The preferred stock is included in Other Assets in the accompanying Consolidated Balance Sheet.

Inventories
The Company used the LIFO method of valuing its inventories for approximately 69% of total inventories at January 1, 1994 and 67% of total inventories at January 2, 1993.
   A reduction of certain inventory quantities resulted in the liquidation of certain LIFO inventory layers. As a result of these liquidations, net income and earnings per common share assuming full dilution for the fiscal years 1993, 1992 and 1991 were higher by $1.7 million or $.04, $.4 million or $.01 and $2.3 million or $.05, respectively.

Financial Instruments
The estimated fair values of the Company's financial instruments at January 1, 1994 and January 2, 1993 were as follows:

                                  1993                    1992
                           --------------------------------------------
                           Carrying    Estimated   Carrying   Estimated
In thousands                 Amount   Fair Value     Amount  Fair Value
- -----------------------------------------------------------------------
Accounts and notes
 receivable            $     52,062   $   52,062  $  88,351  $   88,351
Notes receivable
 non-current                  2,418        2,418     22,913      26,289
Long-term debt            1,029,973    1,181,193  1,061,014   1,149,644
Interest rate swap
 agreements: In a
 net payable position            --       27,276         --       8,800
=======================================================================

The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies as of January 1, 1994 and January 2, 1993. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from amounts presented herein. The following are the methods used for each class of financial instrument for which it is practicable to estimate the value.

Accounts and notes receivable: The carrying amounts of these items are a reasonable estimate of their fair value.

Notes receivable non-current: The estimated fair value of notes receivable to the Company is based on market prices for the same or similar instruments with similar maturities.

Long-term debt: The estimated fair value of the Company's long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt with the same remaining maturities.

Interest rate swap agreements: The estimated fair value of interest rate swap agreements is obtained from dealer quotes.

The Company manages certain portions of its exposure to foreign currency fluctuations through a variety of financial instruments with off-balance-sheet market risk including foreign currency option and foreign currency forward contracts. The risk of loss to the Company in the event of non-performance by any party under these agreements is not significant. The Company's market risk under these agreements is subject to currency rate differentials. At January 1, 1994, the Company had outstanding foreign currency call option contracts with a notional amount of $35.4 million, foreign currency put option contracts with a notional amount of $54.6 million and forward foreign exchange contracts with a notional amount of $5.0 million. At January 2, 1993, the Company had outstanding foreign currency call option contracts with a notional amount of $185.0 million, foreign currency put option contracts with a notional amount of $20.0 million and forward foreign exchange contracts with a notional amount of $10.0 million.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 30

NOTE 3        LONG-TERM DEBT                 Federal Paper Board Company, Inc.

In thousands                                      1993             1992
- -----------------------------------------------------------------------
Revolving credit agreements,
 variable interest rates                 $     50,000         $  20,000
Notes:
 9.39% - 10.5% Senior notes,
   due 1993 - 2009                            475,000           500,000
 4.9% Bank note, due 1994                      25,000            25,000
 5.85% Bank note, due 1995                     20,000            20,000
 Other                                         45,000            75,000
8.125% - 10% Debentures,
 due 2002-2012                                375,000           375,000
Industrial revenue bonds,
 due 1992-2012                                 29,870            32,799
Capitalized lease obligations                   2,118             1,056
Other                                           7,985            12,159
- -----------------------------------------------------------------------
Total                                       1,029,973         1,061,014
Current portion                               (56,148)          (31,140)
- -----------------------------------------------------------------------
Total long-term debt                      $   973,825        $1,029,874
=======================================================================

The aggregate maturities of long-term debt for the five years subsequent to January 1, 1994 are as follows: 1994 - $56,148; 1995 - $71,954; 1996 - $95,538;
1997 - $32,912; 1998 - $27,591.
   The Company has two revolving credit agreements with a syndicate of banks. The first agreement provides for borrowings of up to $75 million and expires in 1994 and the second agreement provides for borrowings of up to $225 million and expires in 1996. Both of these agreements may be extended, by mutual consent of all parties, until 1998. The agreements require the payment of a facility fee and the $225 million agreement requires the payment of a commitment fee based on the unused portion of the line of credit. These agreements became effective in the third quarter of 1993 and replaced the Company's $200 million revolving credit and term loan agreement.
   The agreements referenced above provide for borrowing at variable interest rates based on the prime rate or, at the Company's option, on the London Interbank Offered Rate (LIBOR) or the average secondary market offering rate for certificates of deposit in New York City. The rate can be reduced or increased depending on the Company's ratio of debt to total capitalization and cash flow coverage. The weighted average interest rate for 1993 and 1992 was 3.9% and 4.9%, respectively. The weighted average interest rate for 1992 reflects the impact of interest rate swap agreements, which expired in March of 1992, on a portion of the outstanding loans. The Company classified $45 million and $75 million of other notes as long-term debt at January 1, 1994 and January 2, 1993, respectively. The Company has the ability and intent under the revolving credit agreements to renew these obligations through 1996.
   During 1993, the Company executed and terminated various interest rate swap agreements which reduced the interest costs on certain fixed rate debt. At January 1, 1994, the Company had interest rate swap agreements outstanding with a notional principal amount of $250 million which converted fixed rate debt with a weighted average interest rate of 9.3% to variable rates, based on LIBOR plus a predetermined spread, with a weighted average interest rate of 8.2%. These swap agreements terminate on various dates through the year 1997. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparty.
   The industrial revenue bonds had a weighted average interest rate of 4.8% and 6.6% in 1993 and 1992, respectively.
   Certain loan agreements contain various restrictive covenants, including a restriction on the amount of net earnings available for dividends and the purchases of Company stock. Unrestricted retained earnings under the most restrictive provision amounted to $105.5 million at January 1, 1994.

NOTE 4        LEASES & OTHER COMMITMENTS

Leases
The Company leases certain buildings and machinery and equipment under various operating leases. Rental expense for operating leases was $19.1 million, $20.6 million and $23.0 million in 1993, 1992, and 1991, respectively. Minimum lease payments for operating leases existing as of January 1, 1994 are as follows:
$15.4 million in 1994; $13.0 million in 1995; $10.3 million in 1996; $9.0 million in 1997; $7.5 million in 1998 and $15.4 million in years after 1998.

Environmental
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. These amounts are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. The timing of these accruals generally coincides with completion of a feasibility study or the Company's commitment to a formal action plan. Amounts included in the accompanying Consolidated Balance Sheet for estimated environmental costs, at January 1, 1994 and January 2, 1993, were $4.7 million and $3.8 million, respectively, which in the opinion of management are sufficient to cover probable and estimable environmental costs.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 31

                                               Federal Paper Board Company, Inc.



NOTE 5        INCOME TAXES

As discussed in Note 1, the Company adopted SFAS No. 109 as of December 29, 1991 and the cumulative effect of this change in accounting for income taxes is reported separately in the Consolidated Statement of Income for the fiscal year 1992. As a result of applying SFAS No. 109, pre-tax income for the fiscal year ended January 2, 1993 was reduced by $6.3 million representing the effect of adjustments for prior purchase business combinations.
   The components of income before income taxes and cumulative effect of accounting change and the provision for income taxes included in the Consolidated Statement of Income consist of the following:

In thousands                         1993              1992              1991
- -----------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES
 AND CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE:
 Domestic                         $ 51,928         $137,059          $134,800
 Foreign                            (1,828)          (1,359)            9,400
- -----------------------------------------------------------------------------
Income before taxes and
 cumulative effect of
 accounting change                 $50,100         $135,700          $144,200
=============================================================================

PROVISION FOR INCOME TAXES:
Current tax expense:
 Federal                          $  9,341        $  26,119         $  26,729
 State                                 514              124                15
- -----------------------------------------------------------------------------
 Total current provision          $  9,855        $  26,243         $  26,744
- -----------------------------------------------------------------------------
Deferred tax expense:
 Federal                          $ 16,559        $  14,881         $  21,070
 State                               3,486           11,976            10,950
 Foreign                              (600)              --             3,036
- -----------------------------------------------------------------------------
Total deferred provision          $ 19,445        $  26,857         $  35,056
- -----------------------------------------------------------------------------
Total provision                   $ 29,300        $  53,100         $  61,800
=============================================================================

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate of 35% for fiscal year 1993 and 34% for fiscal years 1992 and 1991 to income before taxes and cumulative effect of accounting change due to the following:

In thousands                         1993              1992              1991
- -----------------------------------------------------------------------------
Federal income taxes at
 statutory rate                    $17,535          $46,138           $49,028
State income taxes less Federal
 income tax effect                   2,600            7,986             7,237
Enacted statutory rate change        9,200               --                --
Excess of book over tax basis
 of acquired assets                     --               --             4,782
Other - net                            (35)          (1,024)              753
- -----------------------------------------------------------------------------
Provision for income taxes         $29,300          $53,100           $61,800
Effective tax rate                    58.5%            39.1%             42.9%
=============================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 1, 1994 and January 2, 1993 were as follows:

In thousands                                           1993              1992
- -----------------------------------------------------------------------------
Alternative minimum tax credit carryforwards     $   62,833        $   56,484
Net operating loss carryforwards                     26,870            11,141
Other                                                37,130            25,705
- -----------------------------------------------------------------------------
Total deferred tax assets                        $  126,833        $   93,330
- -----------------------------------------------------------------------------
Property, plant, and equipment                   $ (387,602)       $ (344,340)
Capitalized interest                                (40,661)          (39,471)
Other                                               (32,554)          (20,909)
- -----------------------------------------------------------------------------
Total deferred tax liabilities                   $ (460,817)       $ (404,720)
=============================================================================

The tax effects of timing differences that give rise to components of the deferred tax provision for income taxes for the fiscal year ended December 28, 1991 were as follows:

In thousands                                         1991
- ---------------------------------------------------------
Depreciation                                     $ 56,428
Alternative minimum tax                           (27,265)
Capitalized interest                                3,085
Pension costs                                       2,891
Foreign loss carryforward                           3,036
Other - net                                        (3,119)
- ---------------------------------------------------------
Total deferred provision for taxes               $ 35,056
=========================================================

The Company has capital loss and net operating loss carryforwards for domestic income tax purposes which are available to offset future taxable income through 1998 and 2008, respectively. At January 1, 1994, the capital loss and net operating loss carryforwards were $2.8 million and $39.3 million, respectively. The Company also has alternative minimum tax credit carryforwards of approximately $62.8 million at January 1, 1994, which are available to reduce future federal regular income taxes over an indefinite period.
   In addition, the Company acquired a net operating loss carryforward and an advance corporation tax for United Kingdom tax purposes, with no expirations, as a result of an acquisition. Using the exchange rate at January 1, 1994, the net operating loss carryforward was approximately $32.2 million and the advance corporation tax was $1.1 million. The foreign deferred provision for fiscal year 1991 reflects a charge for income taxes which will not result in a cash payment because of the utilization of these credit carryforwards. This item resulted in a reduction to property, plant and equipment and did not impact the deferred income tax liability.
   Deferred taxes are not provided on undistributed earnings of foreign subsidiaries, which at January 1, 1994 were $9.9 million. These earnings have been and will continue to be reinvested. It is not practicable to estimate the tax liability that might arise if these earnings were remitted.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 32

                                               Federal Paper Board Company, Inc.



NOTE 6        EMPLOYEE BENEFIT PLANS

Pension Plans
The Company maintains non-contributory, defined benefit pension plans covering substantially all employees. Benefits for salaried employees are based on salary and years of service, while hourly plans are based on a fixed benefit rate and years of service. The Company's funding policy is to contribute at least the minimum amount required by applicable regulations. The assets of the plans are principally invested in equity and debt securities.
   The net periodic pension cost and actuarial assumptions of the Company's plans were as follows:

In thousands                         1993              1992              1991
- -----------------------------------------------------------------------------
Service cost                     $   5,690         $  5,618         $   5,761
Interest cost                       16,915           16,566            15,760
Actual return on assets            (27,904)         (11,289)          (20,491)
Net amortization and deferral       15,594              (70)           10,200
- -----------------------------------------------------------------------------
Net periodic pension cost         $ 10,295          $10,825          $ 11,230
- -----------------------------------------------------------------------------
Discount rate                          7.5%            8.75%              9.0%
Projected increase in future
 compensation levels                   5.0%             5.0%              6.0%
Expected long-term return
 on plan assets                       10.5%            10.5%             11.0%
==============================================================================

The Company has recorded liabilities that are equal to the unfunded accumulated benefit obligations of its plans in fiscal 1993 and 1992. This has resulted in recognition of an intangible asset of $14.5 million and a net-of-tax reduction to other capital of $24.1 million as of January 1, 1994. The intangible asset and net-of-tax reduction to other capital as of January 2, 1993 was $15.0 million and $14.9 million, respectively. The following table sets forth the funded status and the amounts reflected in the Company's Consolidated Balance Sheet at January 1, 1994 and January 2, 1993:

In thousands                                           1993              1992
- -----------------------------------------------------------------------------
Actuarial present value of:
 Vested benefit obligation                       $ (182,617)       $ (153,241)
 Accumulated benefit obligation                    (231,011)         (190,503)
 Projected benefit obligation                      (241,918)         (197,691)
Plan assets at fair value                           190,171           149,782
- -----------------------------------------------------------------------------
Projected benefit obligation in
 excess of plan assets                              (51,747)          (47,909)
- -----------------------------------------------------------------------------
Unrecognized net loss                                49,377            30,271
Unrecognized prior service costs                      9,567             9,428
Unrecognized net initial obligation                   4,962             5,650
Adjustment to meet minimum liability                (54,214)          (39,431)
- -----------------------------------------------------------------------------
Pension liabilities                              $  (42,055)       $  (41,991)
=============================================================================

All of the Company's retirement plans have accumulated benefits in excess of plan assets.

Other Postretirement Plans
The Company provides certain health care and life insurance benefits to eligible retired employees. The Company continues to fund benefit costs on a pay-as-you-go basis, with retirees paying a portion of the costs. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 15 years of service. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location. Most hourly employees are not eligible for retiree health care benefits and others are eligible for retiree health care benefits similar to those provided to salaried employees. Generally, Company provided health care benefits terminate when covered individuals become eligible for Medicare benefits or reach age 65, whichever occurs first. Certain retired employees of businesses acquired by the Company are covered under other health care plans that differ from current plans in coverage, plan design and retiree contributions.
   Effective January 3, 1993, the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions". SFAS No. 106 requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits as claims were incurred. SFAS No. 106 allows recognition of the cumulative effect of the liability in the year of the adoption or the amortization of the obligation over a period of up to twenty years. The Company has elected to amortize this obligation of $27.2 million over a period of twenty years. As a result of applying SFAS No. 106, pre-tax income for the fiscal year ended January 1, 1994 was reduced by approximately $2.8 million.
   The net periodic postretirement benefit cost of the Company's plans were as follows:

In thousands                                        1993
- --------------------------------------------------------
Service cost of benefits earned                  $   660
Interest cost on accumulated postretirement
 benefit obligation                                2,686
Amortization of transition obligation              1,358
- --------------------------------------------------------
Net periodic postretirement benefit cost         $ 4,704
========================================================

The following table sets forth the funded status and the amounts reflected in the Company's Consolidated Balance Sheet at January 1, 1994:

In thousands                                        1993
- --------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees                                      $ (19,185)
 Fully eligible plan participants                 (1,064)
 Other active plan participants                  (13,560)
- --------------------------------------------------------
 Total accumulated postretirement
   benefit obligation                            (33,809)
 Unrecognized loss                                   966
 Unrecognized transition obligation               24,392
- --------------------------------------------------------
 Accrued postretirement benefit cost           $  (8,451)
========================================================

The discount rate used in determining the accumulated postretirement benefit obligation was 7.5%. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 13% in 1993, decreasing gradually each successive year until it reaches 5% in 2004, after which it remains constant.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 33

                                               Federal Paper Board Company, Inc.



   If the health care cost trend rates were increased by 1%, the accumulated postretirement benefit obligation as of January 1, 1994 would have increased by 11%. The effect of this change on the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 would be an increase of 12%.

Savings and Stock Ownership Plans
The Company has two savings and stock ownership plans in effect which cover all domestic salaried and non-union hourly employees. These plans were established to enhance the existing retirement plans for all eligible employees. Participants may contribute up to 15% of their annual compensation on a deferred or a non-deferred tax basis, or both. The Company match, which is paid in Company stock and is based on employee contributions of up to 6% of their annual compensation, was decreased from 50% to 25% during 1993. The Company match is fully vested after an employee has completed three years of service while employee contributions are fully vested when they are contributed.

Postemployment Plans
The Company provides certain postemployment benefits to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. In November 1992, SFAS No. 112, "Employers' Accounting for Postemployment Benefits" was issued, which establishes new standards of accounting for postemployment benefits and requires adoption for fiscal years beginning after December 15, 1993. The impact of adopting this Statement, for the fiscal year 1993, would not have been material to the Company's financial position and results of operations.

NOTE 7        SHAREHOLDERS' EQUITY

The $1.20 cumulative convertible preferred stock has a liquidation value of $20 per share and is convertible at any time into 5.02 shares of common stock. The shares are callable at $20.
   The $2.875 cumulative convertible preferred stock has a liquidation value of $50 per share and is convertible at any time into 1.8182 shares of common stock subject to adjustment under certain conditions. This preferred stock is also redeemable, in whole or in part, at the option of the Company at a price of $51.15 per share which declines gradually each year to $50 per share on or after March 15, 1997.
   Shares of common stock were reserved for the following purposes at January 1, 1994:

                                                    1993
- --------------------------------------------------------
Conversion of $1.20 convertible stock            289,303
Conversion of $2.875 convertible stock         4,135,332
Exercise of outstanding stock options          2,712,575
Granting of additional stock options              68,125
- --------------------------------------------------------
Total common shares reserved                   7,205,335
- --------------------------------------------------------

The Company has stock option plans, which were approved by the shareholders, which authorize the granting of options to officers and certain key employees to purchase the Company's common stock at a price equal to the market price on the date of grant. Options become exercisable in annual installments of 25% of the amount granted per optionee one year after the date of grant and expire five years after the date of grant. Employees may exchange Company stock as payment when exercising their options, and such stock used as payment becomes treasury stock. Also, the Company may issue stock from treasury when employees exercise these options.
   The Company's 1982 stock option plan expired in 1993 and the 1989 and 1992 stock option plans each authorized the granting of 1.5 million shares of common stock. The combined activity of all plans is presented below:

                                  Shares Under           Price Range
                                        Option             Per Share
- --------------------------------------------------------------------
Outstanding December 29,1990         2,279,522          $12.00-24.63
   Granted                              81,000                 28.50
   Exercised                          (535,118)          12.00-24.63
   Expired or cancelled                (44,200)          15.00-28.50
- --------------------------------------------------------------------
Outstanding December 28,1991         1,781,204          $15.00-28.50
   Granted                           1,010,800           25.50-30.25
   Exercised                          (314,979)          15.00-24.63
   Expired or cancelled                (65,625)          15.00-30.25
- --------------------------------------------------------------------
Outstanding January 2, 1993          2,411,400          $15.00-30.25
   Granted                           2,007,900           20.88-25.50
   Exercised                          (184,125)          15.00-20.63
   Expired or cancelled             (1,522,600)          15.00-30.25
Outstanding January 1, 1994          2,712,575          $15.00-30.25
Exercisable January 1, 1994            549,331          $15.00-30.25
====================================================================

Note 8        Supplemental Income Statement Information

The components of Other - net included in the Consolidated Statement of Income were (income) or expense as presented below:

In thousands                               1993              1992              1991
- -----------------------------------------------------------------------------------
Net loss on disposal of property,
 plant and equipment and timber        $    401           $ 4,778           $10,787
Interest income                          (1,141)           (2,455)           (2,233)
Financial instrument transactions         7,219            (5,258)           (4,989)
Other                                     1,312            (3,153)            1,666
- -----------------------------------------------------------------------------------
Total                                  $  7,791           $(6,088)         $  5,231
===================================================================================

NOTE 9        INDUSTRY SEGMENT INFORMATION

Information about the Company's operations in different industry segments for fiscal years 1993, 1992, and 1991 is included on pages 22 and 23 of this Annual Report.

NOTE 10       FINANCIAL RESULTS BY QUARTER (UNAUDITED)

Selected quarterly financial information for the fiscal years 1993 and 1992 is included on page 36 of this Annual Report.



Federal Paper Board Company, Inc. 1993 Annual Report     Page 34

                                               Federal Paper Board Company, Inc.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Federal Paper Board Company, Inc.:

We have audited the accompanying consolidated balance sheets of Federal Paper Board Company, Inc. and its subsidiary companies as of January 1, 1994 and January 2, 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Federal Paper Board Company, Inc. and its subsidiary companies at January 1, 1994 and January 2, 1993, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 1994 in conformity with generally accepted accounting principles.
   As discussed in Notes 5 and 6 to the financial statements, the Company changed its method of accounting for income taxes, effective December 29, 1991, and its method of accounting for postretirement benefits other than pensions, effective January 3, 1993.


/s/ DELOITTE & TOUCHE


Parsippany, New Jersey
February 7, 1994



REPORT OF MANAGEMENT

The management of Federal Paper Board Company, Inc. is responsible for the integrity and fair presentation of the financial statements and other information contained in this Annual Report. The statements were prepared in accordance with generally accepted accounting principles and reflect management's informed judgements and estimates.
   The Company maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with management's authorizations and financial records are maintained to permit the preparation of reliable financial statements. The system of internal control is reviewed by the Company's internal audit staff to confirm that it is adequate and operating effectively.
   As indicated in the independent auditors' report, Deloitte & Touche performs an independent audit of the consolidated financial statements for the purpose of forming an opinion as to whether the financial statements are presented fairly, in all material respects, in conformity with generally accepted accounting principles. The independent auditors are appointed annually by the Board of Directors and their appointment is ratified by the shareholders.
   The Audit Committe of the Board of Directors, composed of four outside directors, meets periodically with management, internal auditors and independent auditors to review matters relating to the adequacy of corporate financial reporting, accounting systems and controls, and the internal and independent audit functions.



/s/ QUENTIN J. KENNEDY                                          /s/ THOMAS L. COX
- ----------------------                                          -----------------
Quentin J. Kennedy                                              Thomas L. Cox
Executive Vice President                                        Vice President
and Secretary                                                   and Treasurer



/s/ ROGER L. SANDERS, II
- ------------------------
Roger L. Sanders, II
Controller





Federal Paper Board Company, Inc. 1993 Annual Report     Page 35

                                               Federal Paper Board Company, Inc.



FINANCIAL RESULTS BY QUARTER (UNAUDITED)


In thousands except per share amounts
Quarter (A)                                                 1st           2nd            3rd           4th       Year (B)
- -------------------------------------------------------------------------------------------------------------------------
1993
Net Sales                                              $319,844      $329,579       $324,025      $412,938    $1,386,386
Gross Profit                                             50,331        51,728         41,841        59,614       203,514
Net Income (Loss)                                         9,100         9,800         (5,971)        7,871        20,800
- ------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share:
Assuming No Dilution                                       $.18          $.20          $(.18)         $.14          $.34
Assuming Full Dilution (C)                                  .18           .20           (.18)          .14           .34
- ------------------------------------------------------------------------------------------------------------------------
Dividends Declared per Common Share                        $.25          $.25           $.25          $.25         $1.00
- ------------------------------------------------------------------------------------------------------------------------
Price Range of Common Stock (D)
   High                                                  $27.63        $25.63         $23.50        $23.38        $27.63
   Low                                                    23.13         21.88          21.63         19.50         19.50
========================================================================================================================


1992
Net Sales                                              $323,042      $345,316       $337,896      $454,565    $1,460,819
Gross Profit                                             59,093        73,047         70,777        76,482       279,399
Income before cumulative effect of
   accounting change                                     16,346        25,303         26,082        14,869        82,600
Net Income                                               25,346        25,303         26,082        14,869        91,600
- ------------------------------------------------------------------------------------------------------------------------
Earnings Per Common Share:
Assuming No Dilution:
   Income before cumulative effect of
      accounting change                                    $.36          $.57           $.59          $.31         $1.82
   Net Income                                               .58           .57            .59           .31          2.04
Assuming Full Dilution: (C)
   Income before cumulative effect of
      accounting change                                    $.35          $.54           $.56          $.30         $1.77
   Net Income                                               .54           .54            .56           .30          1.96
- ------------------------------------------------------------------------------------------------------------------------
Dividends Declared per Common Share                        $.25          $.25           $.25          $.25         $1.00
- ------------------------------------------------------------------------------------------------------------------------
Price Range of Common Stock (D)
   High                                                  $32.75        $33.38         $30.75        $29.63        $33.38
   Low                                                    28.50         28.75          27.13         24.25         24.25
========================================================================================================================

(A) All quarters are comprised of 12 week periods except the fourth quarter, which is comprised of 16 weeks in 1993 and 17 weeks in 1992.
(B)   May not total due to individual quarterly calculations.
(C) Fully diluted earnings per share does not assume the conversion of the Company's $2.875 preferred stock for all quarters of 1993 and the fourth quarter of 1992 as the effects were antidilutive.
(D) The Company's common stock is traded on the New York Stock Exchange. Data for the Company's $1.20 convertible preferred stock and Class A convertible preferred stocks, also traded on the New York Stock Exchange, is not presented since they are preferred stock issues. At January 1, 1994 there were 5,577 holders of common stock and 998 holders of convertible preferred stocks.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 36

                                               Federal Paper Board Company, Inc.



SELECTED FINANCIAL DATA


In millions except per share amounts
For Fiscal Year (A)                                        1993         1992            1991          1990          1989
- ------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net Sales                                              $1,386.4      $1,460.8      $1,435.0       $1,374.1      $1,319.0
Income before Taxes and Cumulative
   Effect of Accounting Change                             50.1         135.7         144.2          202.2         336.8
Income before Cumulative Effect
   of Accounting Change                                    20.8          82.6          82.4          118.2         205.5
Cumulative Effect of Accounting Change                       --           9.0            --             --            --
- ------------------------------------------------------------------------------------------------------------------------
Net Income                                                 20.8          91.6          82.4          118.2         205.5
- ------------------------------------------------------------------------------------------------------------------------
Earnings per Common Share:
Assuming No Dilution:
   Income before Cumulative Effect
      of Accounting Change                                  .34          1.82          1.83           2.74          5.00
   Cumulative Effect of Accounting Change                    --           .22            --             --            --
- ------------------------------------------------------------------------------------------------------------------------
   Net Income                                               .34          2.04          1.83           2.74          5.00
- ------------------------------------------------------------------------------------------------------------------------
Assuming Full Dilution:
   Income before Cumulative Effect
      of Accounting Change                                  .34          1.77          1.77           2.58          4.52
   Cumulative Effect of Accounting Change                    --           .19            --             --            --
- ------------------------------------------------------------------------------------------------------------------------
   Net Income                                               .34          1.96          1.77           2.58          4.52
- ------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Total Debt as a Percentage of Total Capitalization        53.8%         53.5%         54.8%          56.1%         46.9%
Return on Shareholders' Equity                             2.3%          9.8%          9.1%          13.9%         28.3%
- ------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Property, Plant and Equipment - Net                    $1,896.6      $1,878.4      $1,828.8       $1,756.5      $1,287.3
Timber and Timberlands                                    189.7         191.8         188.0          183.2         178.0
Total Assets                                            2,570.3       2,573.5       2,492.7        2,447.8       1,882.5
Long-Term Debt                                            973.8       1,029.9       1,076.9        1,092.4         685.6
Deferred Tax Liability                                    349.1         322.4         237.5          208.0         171.5
Shareholders' Equity                                      906.7         940.4         921.2          882.9         812.0
- ------------------------------------------------------------------------------------------------------------------------
ADDITIONAL DATA
Capital Expenditures                                  $   161.2     $   149.1     $   227.4      $   509.3     $   399.7
Depreciation, Amortization and Cost of
 Timber Harvested                                         144.1         146.6         122.7           88.4          73.0
Dividends Declared per Common Share                        1.00          1.00          1.00           1.00           .95
Book Value per Share - Assuming No Dilution               18.79         19.68         19.17          18.46         16.69
Book Value per Share - Assuming Full Dilution             19.42         20.11         19.79          19.26         17.60
- ------------------------------------------------------------------------------------------------------------------------
Common Shares Outstanding at Year-End (in thousands)     42,147        41,952        40,675         40,164        40,158
========================================================================================================================

(A)   1992 includes 53 weeks all other years presented include 52 weeks.

Total Debt as a Percentage of Total Capitalization - Total debt divided by the sum of shareholders' equity and total debt.

Return on Shareholders' Equity - Net income divided by the average of shareholders' equity at the beginning and the end of the year.

Book Value per Common Share - Assuming No Dilution - Shareholders' equity available to common shares divided by outstanding shares of common stock.

Book Value per Common Share - Assuming Full Dilution - Shareholders' equity divided by outstanding shares of common stock and common stock equivalents.

Federal Paper Board Company, Inc. 1993 Annual Report    Page 37

                              EDGAR APPENDIX                        EXHIBIT 13
                                                                    (Continued)


                       FEDERAL PAPER BOARD COMPANY, INC.

                       Graphic and Image Material Index


1. The photo on page 6 on this Annual Report shows an employee standing near the Carolina King pulp dryer at our Riegelwood, NC mill.

2. The bar chart on page 6 of this Annual Report shows pulp accounting for 9% of sales.

3. The photo on page 7 of this Annual Report shows an employee standing near rolls of paperboard produced at the Augusta, GA mill.

4. The bar chart on page 7 of this Annual Report shows paperboard accounting for 44% of sales.

5. The photo on page 8 of this Annual Report shows an employee standing near rolls of paperboard at the Augusta, GA mill.

6. The bar chart on page 8 of this Annual Report shows paper accounting for 8% of sales.

7. The photo on page 9 of this Annual Report shows an employee standing near dimensional lumber at the Armour, NC lumber plant.

8. The bar chart on page 9 of this Annual Report shows wood products accounting for 15% of sales.

9. The photo on page 10 of this Annual Report shows printed rolls of paperboard used by our Cup Operations.

10. The bar chart on page 10 of this Annual Report shows the Converting Operations accounting for 24% of sales.

11. The photo on page 11 of this Annual Report shows an employee standing near an eight color gravure press at the Wilmington, NC folding carton plant.