Form 10-K/A, Exhibit 13
period 1994-01-01
FEDERAL PAPER BOARD CO INC
filed 1994-10-19
CIK 34891

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



Federal Paper Board Company, Inc. 1993 Annual Report    Page 11

                                               Federal Paper Board Company, Inc.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS



RESULTS OF OPERATIONS

OVERVIEW


Results for fiscal years 1993 and 1991 include 52 weeks while fiscal year 1992 includes 53 weeks. The effect of the inclusion of 53 weeks of the Company's operations in fiscal year 1992 is not deemed material to the Company's financial position and results of operations.
   Results for the fiscal year 1993 were negatively impacted by weak economic and market conditions which persisted throughout the year. Net sales were $1,386.4 million in 1993, decreasing 5% from 1992 and 3% from 1991. Income before cumulative effect of accounting change was $6.4 million, a 92% decline from both 1992 and 1991. Net income for 1993 includes a charge of $18.9 million for nonhedged financial instrument transactions. Net income for 1993 also includes a non-cash charge of $9.5 million resulting from a change in the Federal statutory tax rate from 34% to 35%. This charge includes the cumulative effect of the recalculation of the deferred tax liability under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Net income of $91.6 million for fiscal year 1992 includes a non-cash gain of $9.0 million from the cumulative effect of accounting change related to the adoption of SFAS No. 109.


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


   The Riegelwood paperboard and pulp mill also operated efficiently during 1993 but was negatively impacted by lower average selling prices for market pulp. Weak economic conditions along with high worldwide market pulp inventory levels have caused a 30% decline, compared to 1992, in the average selling price of market pulp. At year-end selling prices, this product is unprofitable and cannot return to profitability until selling prices are restored to adequate levels. Prices improved slightly at the end of the fourth quarter and further improvement is anticipated in 1994. The Company anticipates market pulp prices to return to profitable levels in the near future. The results for the mill were also impacted by lower shipments and lower average selling prices for bleached paperboard. This decline in average selling prices was generally caused by a change in product mix.


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





Federal Paper Board Company, Inc. 1993 Annual Report     Page 19

                                               Federal Paper Board Company, Inc.



OTHER ITEMS


The Company entered into several nonhedged off-balance-sheet financial instrument transactions in 1993, 1992 and 1991. The cost of transacting these instruments along with gains or losses to mark these instruments to market was a pre-tax loss in fiscal year 1993 of approximately $31.9 million and pre-tax gains of approximately $5.3 million and $5.0 million for fiscal years 1992 and 1991, respectively. The Company recorded a gain in 1991 of approximately $4.7 million from the divestiture of folding carton plants. The items above are included in Other - net in the Consolidated Statement of Income.


INCOME TAXES


The Federal statutory tax rate changed in 1993 from 34% to 35%. The 1993 provision for income taxes includes $9.2 million for the cumulative effect of the recalculation of the deferred tax liability under SFAS No. 109, "Accounting for Income Taxes", which bases future taxes on the current statutory rate. The Company had adopted this Statement in 1992 and recorded a gain of $9.0 million from the cumulative effect of an accounting change in the Consolidated Statement of Income. The adoption of SFAS No. 109 resulted in higher depreciation expense for the fiscal years 1993 and 1992. The Company's overall effective tax rate was 75.7%, 39.1% and 42.9% in 1993, 1992 and 1991, respectively. The higher effective tax rate for 1993 compared to 1992 and 1991 reflects the change in the Federal statutory rate.


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

CAPITAL RESOURCES AND LIQUIDITY


Despite lower net income in 1993, the Company's cash flows from operations remained strong. Cash generated by operations in 1993 was $231.0 million compared to $223.8 million in 1992 and $269.2 million in 1991. In 1991, the Company entered into an agreement which allows for the sale of a fractional interest in a defined pool of trade accounts receivable. During 1993, the maximum allowable amount of receivables to be sold, initially $75 million, was increased to $88 million. Proceeds from the sold receivables of $13 million and $75 million in 1993 and 1991, respectively are reported as operating cash flows.


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


   Cash flows used for financing activities were associated with the payment of dividends and the repayment of long-term debt. Cash paid for dividends was $48.6 million, $48.4 million and $48.6 million in 1993, 1992 and 1991, respectively. The Company's cash dividend was maintained at a quarterly rate of $.25 per common share for the fourth straight year. During 1993, the Company reduced total debt by $28.8 million. The ratio of total debt to total capitalization was 54.2%, 53.5% and 54.8% in 1993, 1992 and 1991, respectively.


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



   During 1993, the Company entered into $50 million and terminated $175 million of interest rate swap agreements in order to effectively lower interest costs. The Company's outstanding interest rate swap agreements effectively converted $175 million and $300 million of fixed rate debt to variable rate debt at January 1, 1994 and January 2, 1993, respectively. These agreements have various expiration dates through 1997.






   The Company had various nonhedged interest rate swap agreements outstanding at January 1, 1994 of which two were complex in nature. One interest rate swap agreement outstanding is based on a notional amount of $175 million in which the Company receives LIBOR and pays LIBOR in arrears, a predetermined spread plus a leveraged coupon based on various interest rate spreads. The estimated fair value of this interest rate swap agreement at January 1, 1994 was a loss of $20.6 million.


   The second interest rate swap agreement outstanding is based on a notional amount of $25 million in which the Company receives a fixed rate of 10% and pays LIBOR, a predetermined spread plus a leveraged coupon based on various interest rate spreads. The estimated fair value of this interest rate swap agreement at January 1, 1994 was a loss of $3.8 million.


   The Company manages certain portions of its exposure to foreign currency fluctuations through a variety of nonhedged off-balance-sheet financial instruments including foreign currency option and forward contracts. The Company's market risk under these agreements is subject to currency rate changes of the British pound sterling, the German mark and the Japanese yen along with changes in U.S. and German interest rates. At January 1, 1994, the Company had outstanding foreign currency call option contracts with a notional amount of 5.0 million U.S. dollars and 20.0 million British pounds, foreign currency put option contracts with a notional amount of 40.0 million U.S. dollars, 8.5 million German marks and 10.0 million British pounds and forward foreign exchange contracts with a notional amount of 5.0 million U.S. dollars.



Certain loan agreements the Company is party to contain various restrictive covenants. At January 1, 1994, as restated, the Company was unable to comply with the cash flow coverage test in the revolving credit agreements. The Company has obtained waivers from the syndicate of banks related to this item of default through June 18, 1994, at which time the Company was in compliance with all restrictive covenants.


ENVIRONMENTAL MATTERS


The Company operates in an industry subject to extensive environmental regulations. In order to meet the standards established by the various federal, state and local environmental laws and regulations, the Company has made substantial capital and operating expenditures. Environmental capital expenditures totaled $17.2 million in 1993, $32.2 million in 1992 and $48.0 million in 1991. Capital expenditures for environmental purposes are estimated to be approximately $25 million and $70 million for fiscal years 1994 and 1995, respectively. However, spending on these environmental projects may be undertaken in years beyond 1995. Additional amounts to be incurred for environmental purposes in future years will depend on new laws and regulations, other changes in legal requirements, changes in environmental control technology and changes in the economic environment. In the latter part of 1993, the United States Environmental Protection Agency issued regulations which could result in significant expenditures being incurred in our industry in future years. The Company is not yet in a position to establish a meaningful estimate of such costs or predict what potential financial impact changes to other existing regulations would have on the Company. All companies in our industry are subject to the same or similar environmental laws and regulations and the Company does not believe that compliance with applicable laws and regulations will materially effect its competitive position.


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





Federal Paper Board Company, Inc. 1993 Annual Report     Page 22

                                               Federal Paper Board Company, Inc.




             Restated
  Income Before Taxes                       Restated                     Depreciation,
and Cumulative Effect                   Identifiable             Amortization and Cost                           Capital
 of Accounting Change                         Assets               of Timber Harvested                      Expenditures
- ------------------------------------------------------------------------------------------------------------------------
    $   88,646                           $1,845,876                          $106,303                           $130,901
        71,633                              309,228                            12,997                             14,760
         7,829                              312,509                            20,898                             15,054
- ------------------------------------------------------------------------------------------------------------------------
       168,108                            2,467,613                           140,198                            160,715
         1,399                                   --                                --                                 --
      (143,207)                              94,290                             3,889                                523
- ------------------------------------------------------------------------------------------------------------------------
    $   26,300                           $2,561,903                          $144,087                           $161,238
- ------------------------------------------------------------------------------------------------------------------------


    $  198,361                           $1,860,734                          $106,817                           $121,891
        31,431                              290,763                            13,475                             12,050
        15,480                              321,008                            22,347                             14,993
- ------------------------------------------------------------------------------------------------------------------------
       245,272                            2,472,505                           142,639                            148,934
           (92)                                  --                                --                                 --
      (109,480)                             100,994                             3,927                                196
- ------------------------------------------------------------------------------------------------------------------------
    $  135,700                           $2,573,499                          $146,566                           $149,130
- ------------------------------------------------------------------------------------------------------------------------


    $  207,680                           $1,810,891                          $ 86,055                           $194,124
        10,277                              266,583                            10,958                             15,283
        38,971                              317,245                            21,949                             17,414
- ------------------------------------------------------------------------------------------------------------------------
       256,928                            2,394,719                           118,962                            226,821
          (989)                                  --                                --                                 --
      (111,739)                              97,971                             3,733                                582
- ------------------------------------------------------------------------------------------------------------------------
    $  144,200                           $2,492,690                          $122,695                           $227,403
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

Further information on the 1993 restatement is contained in
Note 10 of the financial statments.



Federal Paper Board Company, Inc. 1993 Annual Report     Page 23

                                               Federal Paper Board Company, Inc.


CONSOLIDATED STATEMENT OF INCOME


In thousands except per share amounts                                          Restated
For Fiscal Year                                                                  1993              1992             1991
- ------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                   $1,386,386       $1,460,819       $1,435,021
- ------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
   Cost of products sold                                                     1,038,785        1,034,854        1,008,508
   Depreciation, amortization and cost of timber harvested                     144,087          146,566          122,695
   Selling and administrative expenses                                          60,149           64,769           64,144
   Interest expense                                                             84,509           85,018           90,243
   Other -- net                                                                 32,556           (6,088)           5,231
- ------------------------------------------------------------------------------------------------------------------------
TOTAL COSTS AND EXPENSES                                                     1,360,086        1,325,119        1,290,821
- ------------------------------------------------------------------------------------------------------------------------
Income before taxes and cumulative effect of accounting change                  26,300          135,700          144,200
Provision for income taxes                                                      19,900           53,100           61,800
- ------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change                             6,400           82,600           82,400
Cumulative effect of accounting change                                              --            9,000               --
- ------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                       6,400           91,600           82,400
Preferred dividend requirements                                                  6,610            7,060            8,129
- ------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common shares                                $     (210)      $   84,540       $   74,271
- ------------------------------------------------------------------------------------------------------------------------
Average common shares outstanding:
   Assuming no dilution                                                         41,995           41,448           40,540
   Assuming full dilution                                                       41,995           46,695           46,429
- ------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE
- ------------------------------------------------------------------------------------------------------------------------
Assuming no dilution:
   Income (loss) before cumulative effect of accounting change              $     (.01)      $     1.82       $     1.83
   Cumulative effect of accounting change                                           --              .22               --
- ------------------------------------------------------------------------------------------------------------------------
   Net Income (Loss)                                                        $     (.01)      $     2.04       $     1.83
- ------------------------------------------------------------------------------------------------------------------------
Assuming full dilution:
   Income (loss) before cumulative effect of accounting change              $     (.01)      $     1.77       $     1.77
   Cumulative effect of accounting change                                           --              .19               --
- ------------------------------------------------------------------------------------------------------------------------
   Net Income (Loss)                                                        $     (.01)      $     1.96       $     1.77
========================================================================================================================


See accompanying notes to financial statements and Note 10 as to the 1993 restatement.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 24

                                               Federal Paper Board Company, Inc.


CONSOLIDATED STATEMENT OF CASH FLOWS




In thousands                                                                   Restated
For Fiscal Year                                                                  1993              1992             1991
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
   Net income                                                               $    6,400       $   91,600       $   82,400
   Adjustments to reconcile net income to net cash provided
    by operations:
      Cumulative effect of accounting change                                        --           (9,000)              --
      Depreciation, amortization and cost of timber harvested                  144,087          146,566          122,695
      Deferred income tax provision                                             13,076           26,857           35,056
      Net loss (gain) on financial instrument transactions                      31,854           (5,258)          (4,989)
      Net loss on disposal of property, plant and equipment and timber             401            4,778           10,787
      Net gains on sales of facilities                                              --               --           (4,668)
      Other - net                                                              (11,543)         (10,371)           3,293
   Changes in current assets and liabilities, net of effects
    from acquisitions:
      Accounts and notes receivable                                             36,271           (4,762)          69,532
      Inventories                                                              (21,651)         (21,488)         (26,472)
      Other current assets                                                      12,464             (794)          11,332
      Accounts payable and other current liabilities                            19,619            5,718          (29,788)
- ------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATIONS                                                230,978          223,846          269,178
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                       (161,238)        (149,130)        (227,403)
   Proceeds from disposal of property, plant and equipment                       1,213            3,083           13,725
   Net (payments) proceeds for financial instrument transactions                (4,390)           5,258            4,989
   Proceeds received on settlement of note receivable                           10,000               --               --
   Other                                                                        (1,365)          (9,071)         (11,478)
- ------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                        (155,780)        (149,860)        (220,167)
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash dividends paid                                                         (48,591)         (48,414)         (48,645)
   Increase in long-term debt                                                    1,909          209,966          200,623
   Payments on long-term debt                                                  (34,348)        (239,896)        (224,447)
   Issuance of equity capital                                                    3,593            5,845            7,942
   Change in short-term bank debt                                                2,230           (1,724)          15,032
- ------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR FINANCING ACTIVITIES                                         (75,207)         (74,223)         (49,495)
- ------------------------------------------------------------------------------------------------------------------------
DECREASE IN CASH:                                                                   (9)            (237)            (484)
   Cash:
      Beginning of year                                                            280              517            1,001
      End of year                                                           $      271       $      280       $      517
- ------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW DISCLOSURE:
   Cash paid during the year for:
      Interest (net of amount capitalized)                                  $   84,948       $   78,864       $   86,189
      Income taxes                                                               7,171           26,885           30,557
========================================================================================================================


See accompanying notes to financial statements and Note 10 as to the 1993 restatement.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 25

                                               Federal Paper Board Company, Inc.


CONSOLIDATED BALANCE SHEET



In thousands                                                                                    Restated
At Year End                                                                                       1993              1992
- ------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
Cash                                                                                     $          271   $          280
Accounts and notes receivable, less allowance for doubtful
   accounts of $1,284 in 1993 and $1,672 in 1992                                                 52,062           88,351
Inventories:
   Raw materials                                                                                 58,720           59,680
   Work in process                                                                               15,469            9,404
   Finished goods                                                                                99,329           87,680
   Supplies                                                                                      51,701           52,485
- ------------------------------------------------------------------------------------------------------------------------
   Subtotal                                                                                     225,219          209,249
   LIFO reserve                                                                                  (2,819)          (8,257)
- ------------------------------------------------------------------------------------------------------------------------
Total inventories                                                                               222,400          200,992
Deferred tax asset                                                                               15,142           11,010
Other current assets                                                                             17,250           15,254
- ------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                            307,125          315,887
- ------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land                                                                                             16,227           14,990
Buildings, including leasehold improvements                                                     238,859          227,437
Machinery and equipment                                                                       2,259,622        2,198,152
Construction in progress                                                                        151,715           92,105
- ------------------------------------------------------------------------------------------------------------------------
   Subtotal                                                                                   2,666,423        2,532,684
Accumulated depreciation and amortization                                                      (769,869)        (654,334)
- ------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT - NET                                                           1,896,554        1,878,350
- ------------------------------------------------------------------------------------------------------------------------
TIMBER AND TIMBERLANDS                                                                          189,674          191,840

GOODWILL AND OTHER INTANGIBLES                                                                  118,418          123,200

OTHER ASSETS                                                                                     50,132           64,222
- ------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                             $    2,561,903   $    2,573,499
========================================================================================================================


See accompanying notes to financial statements and Note 10 as to the 1993 restatement.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 26

                                               Federal Paper Board Company, Inc.



                                                                                                 Restated
                                                                                                   1993             1992
- ------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                                             $   90,356       $   79,252
Current portion of long-term debt                                                                56,148           31,140
Short-term bank debt                                                                             25,304           23,100
Dividends payable                                                                                10,554           10,506
Accrued compensation                                                                             24,867           26,933
Accrued interest                                                                                 18,885           18,923
Other current liabilities                                                                        48,029           37,370
- ------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                       274,143          227,224
- ------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                                  973,825        1,029,874

OTHER LIABILITIES                                                                                78,872           53,586

DEFERRED TAX LIABILITY                                                                          342,757          322,400

SHAREHOLDERS' EQUITY:
Preferred stock - $1.20 cumulative convertible, $1 par value
   (aggregate liquidation value at January 1, 1994 - $1,153);
   authorized 1,900 shares; issued: 1993 - 58 shares;
   1992 - 61 shares                                                                                  58               61
Preferred stock - Class A
   Second Series, $2.875 cumulative convertible, $1 par value
   (aggregate liquidation value at January 1, 1994 - $113,721);
   authorized 10,000 shares; issued: 1993 - 2,274 shares;
   1992 - 2,274 shares                                                                            2,274            2,274
Common stock - $5 par value; authorized 240,000 shares;
   issued: 1993 - 42,356 shares; 1992 - 42,269 shares                                           211,779          211,344
Other capital                                                                                   249,800          257,379
Retained earnings                                                                               432,961          475,200
Treasury stock - at cost:
   Common stock - 1993 - 209 shares; 1992 - 317 shares                                           (4,566)          (5,843)
- ------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                      892,306          940,415
- ------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                   $2,561,903       $2,573,499
========================================================================================================================





Federal Paper Board Company, Inc. 1993 Annual Report     Page 27

                                               Federal Paper Board Company, Inc.


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                           Preferred        Common Stock         Other   Retained        Treasury Stock
In thousands                                  Stocks     Shares     Amount     Capital   Earnings      Shares     Amount
- ------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 29, 1990                     $2,871     40,529   $202,645    $284,356   $398,702        365     $(5,607)
Net income                                                                                 82,400
Dividends declared:
   Preferred stocks                                                                        (8,129)
   Common stock                                                                           (40,645)
Amortization of compensation expense                                               135
Stock options exercised                                     524      2,620       6,267                    31        (945)
Conversion of preferred stocks
 (6,287 shares)                                   (7)        30        151        (144)
Restricted common shares forfeited                          (12)       (59)       (154)
Cumulative foreign translation
 adjustment                                                                     (1,847)
Minimum pension liability adjustment                                            (1,410)
- ------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 28, 1991                     $2,864     41,071   $205,357    $287,203   $432,328        396     $(6,552)
Net income                                                                                 91,600
Dividends declared:
   Preferred stocks                                                                        (7,060)
   Common stock                                                                           (41,668)
Stock options exercised                                     224      1,116       4,646                   (79)        709
Conversion of preferred stocks
 (529,089 shares)                               (529)       974      4,871      (4,968)
Cumulative foreign translation
 adjustment                                                                    (23,339)
Minimum pension liability adjustment                                            (6,163)
- ------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 2, 1993                       $2,335     42,269   $211,344    $257,379   $475,200        317     $(5,843)
Net income                                                                                  6,400
Dividends declared:
   Preferred stocks                                                                        (6,610)
   Common stock                                                                           (42,029)
Stock options exercised                                      72        362       1,954                  (108)      1,277
Conversion of preferred stock
 (2,908 shares)                                   (3)        15         73         (70)
Cumulative foreign translation
 adjustment                                                                       (286)
Minimum pension liability adjustment                                            (9,177)
- ------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 1994 (Restated)            $2,332     42,356   $211,779    $249,800   $432,961        209     $(4,566)
========================================================================================================================




See accompanying notes to financial statements and Note 10 as to the 1993 restatement.




Federal Paper Board Company, Inc. 1993 Annual Report     Page 28

                                               Federal Paper Board Company, Inc.



NOTES TO FINANCIAL STATEMENTS (Restated)



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


Intangibles and Other Assets
The excess of the purchase price over the fair value of the net assets of acquired companies is goodwill and is amortized over 40 years. Other identified intangible assets are amortized, if applicable, on a straight-line basis over their estimated useful lives which range from 3 to 40 years. Accumulated amortization of goodwill and other intangibles amounted to $20.5 million, $16.2 million and $11.3 million in 1993, 1992 and 1991, respectively.


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


Financial Instruments
The Company enters into hedged interest rate swap agreements which involve the exchange of fixed and floating rate interest payments periodically over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received is accrued as interest rates change and recognized over the life of the agreements as an adjustment to interest expense.


   The Company enters into nonhedged interest rate swap agreements along with hedged and nonhedged foreign exchange instruments. Gains and losses associated with nonhedged transactions are recorded currently in income. If the contract hedges a firm commitment, gains and losses are deferred and included as a component of the related commitment.


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

Financial Instruments
The estimated fair values of the Company's financial instruments at January 1, 1994 and January 2, 1993 were as follows:


                                  1993                    1992
                           --------------------------------------------
                           Carrying    Estimated   Carrying   Estimated
In thousands                 Amount   Fair Value     Amount  Fair Value
- -----------------------------------------------------------------------
Accounts and notes
 receivable            $     52,062   $   52,062  $  88,351  $   88,351
Notes receivable
 non-current                  2,418        2,418     22,913      26,289
Long-term debt            1,029,973    1,181,193  1,061,014   1,149,644
Interest rate swap
 agreements-settlement
 basis:
 In a loss position              --        1,830         --       8,800
Interest rate swaps --
 marked to market:
 In a gain position             260          260         --          --
 In a loss position          25,706       25,706         --          --
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


The Company had various nonhedged interest rate swap agreements outstanding at January 1, 1994 of which two were complex in nature. One interest rate swap agreement outstanding is based on a notional amount of $175 million in which the Company receives LIBOR and pays LIBOR in arrears, a predetermined spread plus a leveraged coupon based on various interest rate spreads. The estimated fair value of this interest rate swap agreement at January 1, 1994 was a loss of $20.6 million.



The second interest rate swap agreement outstanding is based on a notional amount of $25 million in which the Company receives a fixed rate of 10% and pays LIBOR, a predetermined spread plus a leveraged coupon based on various interest rate spreads. The estimated fair value of this interest rate swap agreement at January 1, 1994 was a loss of $3.8 million.



The Company manages certain portions of its exposure to foreign currency fluctuations through a variety of financial instruments with off-balance-sheet market risk including foreign currency option and foreign currency forward contracts. The risk of loss to the Company in the event of non-performance by any party under these agreements is not significant. The Company's market risk under these agreements is subject to currency rate differentials. At January 1, 1994, the Company had outstanding foreign currency call option contracts with a notional amount of 5.0 million U.S. dollars and
20.0 million British pounds, foreign currency put option contracts with a notional amount of 40.0 million U.S. dollars, 8.5 million German marks, 10.0 million British pounds and forward foreign exchange contracts with a notional amount of 5.0 million U.S. dollars. At January 2, 1993, the Company had outstanding foreign currency call option contracts with a notional amount of $185.0 million, foreign currency put option contracts with a notional amount of $20.0 million and forward foreign exchange contracts with a notional amount of $10.0 million. The estimated fair values of the nonhedged foreign currency contracts outstanding at January 1, 1994 and January 2, 1993 were immaterial.





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


   During 1993, the Company executed and terminated various interest rate swap agreements which reduced the interest costs on certain fixed rate debt. At January 1, 1994, the Company had hedged interest rate swap agreements outstanding with a notional principal amount of $175 million which converted fixed rate debt with a weighted average interest rate of 8.66% to variable rates, based on LIBOR plus a predetermined spread, with a weighted average interest rate of 7.1%. These swap agreements terminate on various dates through the year 1997. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparty.


   The industrial revenue bonds had a weighted average interest rate of 4.8% and 6.6% in 1993 and 1992, respectively.


   Certain loan agreements contain various restrictive covenants, including a restriction on the amount of net earnings available for dividends and the purchases of Company stock. Unrestricted retained earnings under the most restrictive provision amounted to $94.7 million at January 1, 1994. At January 1, 1994, as restated, the Company was unable to comply with the cash flow coverage test in the revolving credit agreements. The Company has obtained waivers from the syndicate of banks related to this item of default through June 18, 1994, at which time the Company was in compliance with all restrictive covenants.


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


In thousands                         1993              1992              1991
- -----------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES
 AND CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE:
 Domestic                         $ 28,128         $137,059          $134,800
 Foreign                            (1,828)          (1,359)            9,400
- -----------------------------------------------------------------------------
Income before taxes and
 cumulative effect of
 accounting change                 $26,300         $135,700          $144,200
=============================================================================

PROVISION FOR INCOME TAXES:
Current tax expense:
 Federal                          $  6,310        $  26,119         $  26,729
 State                                 514              124                15
- -----------------------------------------------------------------------------
 Total current provision          $  6,824        $  26,243         $  26,744
- -----------------------------------------------------------------------------
Deferred tax expense:
 Federal                          $ 11,890        $  14,881         $  21,070
 State                               1,786           11,976            10,950
 Foreign                              (600)              --             3,036
- -----------------------------------------------------------------------------
Total deferred provision          $ 13,076        $  26,857         $  35,056
- -----------------------------------------------------------------------------
Total provision                   $ 19,900        $  53,100         $  61,800
=============================================================================


The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate of 35% for fiscal year 1993 and 34% for fiscal years 1992 and 1991 to income before taxes and cumulative effect of accounting change due to the following:


In thousands                         1993              1992              1991
- -----------------------------------------------------------------------------
Federal income taxes at
 statutory rate                    $ 9,205          $46,138           $49,028
State income taxes less Federal
 income tax effect                   1,517            7,986             7,237
Enacted statutory rate change        9,200               --                --
Excess of book over tax basis
 of acquired assets                     --               --             4,782
Amortization of intangibles            696              780             1,051
Adjustment of prior years accruals    (934)          (1,498)              795
Other - net                            216             (306)           (1,093)
- -----------------------------------------------------------------------------
Provision for income taxes         $19,900          $53,100           $61,800
Effective tax rate                    75.7%            39.1%             42.9%
=============================================================================


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 1, 1994 and January 2, 1993 were as follows:


In thousands                                           1993              1992
- -----------------------------------------------------------------------------
Alternative minimum tax credit carryforwards     $   59,802        $   56,484
Net operating loss carryforwards                     32,842            11,141
Other                                                40,558            25,705
- -----------------------------------------------------------------------------
Total deferred tax assets                        $  133,202        $   93,330
- -----------------------------------------------------------------------------
Property, plant, and equipment                   $ (387,602)       $ (344,340)
Capitalized interest                                (40,661)          (39,471)
Other                                               (32,554)          (20,909)
- -----------------------------------------------------------------------------
Total deferred tax liabilities                   $ (460,817)       $ (404,720)
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
=========================================================


The Company has capital loss and net operating loss carryforwards for domestic income tax purposes which are available to offset future taxable income through 1998 and 2008, respectively. At January 1, 1994, the capital loss and net operating loss carryforwards were $2.8 million and $54.5 million, respectively. The Company also has alternative minimum tax credit carryforwards of approximately $59.8 million at January 1, 1994, which are available to reduce future federal regular income taxes over an indefinite period.


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

                                  Shares Under           Price Range
                                        Option             Per Share
- --------------------------------------------------------------------
Outstanding December 29,1990         2,279,522          $12.00-24.63
   Granted                              81,000                 28.50
   Exercised                          (535,118)          12.00-24.63
   Expired or cancelled                (44,200)          15.00-28.50
- --------------------------------------------------------------------
Outstanding December 28,1991         1,781,204          $15.00-28.50
   Granted                           1,010,800           25.50-30.25
   Exercised                          (314,979)          15.00-24.63
   Expired or cancelled                (65,625)          15.00-30.25
- --------------------------------------------------------------------
Outstanding January 2, 1993          2,411,400          $15.00-30.25
   Granted                           2,007,900           20.88-25.50
   Exercised                          (184,125)          15.00-20.63
   Expired or cancelled             (1,522,600)          15.00-30.25
Outstanding January 1, 1994          2,712,575          $15.00-30.25
Exercisable January 1, 1994            549,331          $15.00-30.25
====================================================================

Note 8        Supplemental Income Statement Information

The components of Other - net included in the Consolidated Statement of Income were (income) or expense as presented below:


In thousands                               1993              1992              1991
- -----------------------------------------------------------------------------------
Net loss on disposal of property,
 plant and equipment and timber        $    401           $ 4,778           $10,787
Interest income                          (1,141)           (2,455)           (2,233)
Financial instrument transactions        31,854            (5,258)           (4,989)
Other                                     1,442            (3,153)            1,666
- -----------------------------------------------------------------------------------
Total                                  $ 32,556           $(6,088)         $  5,231
===================================================================================


NOTE 9        INDUSTRY SEGMENT INFORMATION

Information about the Company's operations in different industry segments for fiscal years 1993, 1992, and 1991 is included on pages 22 and 23 of this Annual Report.


NOTE 10       RESTATEMENT OF FINANCIAL STATEMENTS



The accompanying consolidated financial statements for fiscal year 1993 have been restated to account for certain interest rate swap agreements at market value. The Company, in agreement with its outside auditors, previously accounted for these interest rate swap agreements based on settlement accounting but has determined that this was not an appropriate accounting method. When the Company entered into these interest rate swap agreements the intent was to change the interest rate characteristics of specific fixed rate debt obligations of the Company. However, it has been determined because of the risk and leverage factors inherent in these interest rate swap agreements, the swap transactions did not effectively offset the rate characteristics of the underlying debt obligations. As a result, these instruments are required to be marked to market. The effects of the restatement on the Company's financial results are as follows (in thousands, except per share amounts)




                                                         Fiscal Year
                                                            1993
                                                         -----------
Net income as previously reported                           $20,800
  Adjustment                                                (14,400)
                                                             ------
Restated net income                                         $ 6,400
                                                             ======

Earnings (loss) per common share:

Assuming no dilution:
  As reported                                                 $ .34
  Adjustment                                                   (.35)
                                                               ----
Restated net income (loss)                                    $(.01)
                                                               ====

Assuming full dilution:
  As reported                                                 $ .34
  Adjustment                                                   (.35)
                                                               ----
Restated net income (loss)                                    $(.01)
                                                               ====




NOTE 11       FINANCIAL RESULTS BY QUARTER (UNAUDITED)


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


   As discussed in Note 10, the accompanying financial statements for the fiscal year ended January 1, 1994 have been restated to record certain interest rate swap agreements at market value.



/s/ DELOITTE & TOUCHE LLP


Parsippany, New Jersey
February 7, 1994

(October 17, 1994 as to Note 10)




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



/s/ QUENTIN J. KENNEDY
- ------------------------
Quentin J. Kennedy
Executive Vice President
and Secretary


/s/ ROGER L. SANDERS, II
- ------------------------
Roger L. Sanders, II
Controller





Federal Paper Board Company, Inc. 1993 Annual Report     Page 35

                                               Federal Paper Board Company, Inc.



FINANCIAL RESULTS BY QUARTER (UNAUDITED)


In thousands except per share amounts
Quarter (A)                                                 1st           2nd            3rd           4th       Year (B)
- -------------------------------------------------------------------------------------------------------------------------
1993
Net Sales                                              $319,844      $329,579       $324,025      $412,938    $1,386,386
Gross Profit                                             50,331        51,728         41,841        59,614       203,514
Net Income (Loss) (C)                                     9,100        (5,200)        (7,200)        9,700         6,400
- ------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share:
Assuming No Dilution                                       $.18         $(.16)         $(.21)         $.18         $(.01)
Assuming Full Dilution (D)                                  .18          (.16)          (.21)          .18          (.01)
- ------------------------------------------------------------------------------------------------------------------------
Dividends Declared per Common Share                        $.25          $.25           $.25          $.25         $1.00
- ------------------------------------------------------------------------------------------------------------------------
Price Range of Common Stock (E)
   High                                                  $27.63        $25.63         $23.50        $23.38        $27.63
   Low                                                    23.13         21.88          21.63         19.50         19.50
========================================================================================================================


1992
Net Sales                                              $323,042      $345,316       $337,896      $454,565    $1,460,819
Gross Profit                                             59,093        73,047         70,777        76,482       279,399
Income before cumulative effect of
   accounting change                                     16,346        25,303         26,082        14,869        82,600
Net Income                                               25,346        25,303         26,082        14,869        91,600
- ------------------------------------------------------------------------------------------------------------------------
Earnings Per Common Share:
Assuming No Dilution:
   Income before cumulative effect of
      accounting change                                    $.36          $.57           $.59          $.31         $1.82
   Net Income                                               .58           .57            .59           .31          2.04
Assuming Full Dilution: (D)
   Income before cumulative effect of
      accounting change                                    $.35          $.54           $.56          $.30         $1.77
   Net Income                                               .54           .54            .56           .30          1.96
- ------------------------------------------------------------------------------------------------------------------------
Dividends Declared per Common Share                        $.25          $.25           $.25          $.25         $1.00
- ------------------------------------------------------------------------------------------------------------------------
Price Range of Common Stock (E)
   High                                                  $32.75        $33.38         $30.75        $29.63        $33.38
   Low                                                    28.50         28.75          27.13         24.25         24.25
========================================================================================================================



(A) All quarters are comprised of 12 week periods except the fourth quarter, which is comprised of 16 weeks in 1993 and 17 weeks in 1992. The second, third and fourth quarters of 1993 have been restated to account for certain interest rates swap agreements at market value.


(B)   May not total due to individual quarterly calculations.


(C) The second quarter of 1993 includes an after-tax charge of $15.3 million, or $.37 per fully diluted common share, for financial instrument transactions. The third quarter of 1993 includes a charge of $9.2 million for the cumulative effect of the recalculation of the deferred tax liability reflecting the increase in the Federal statutory income tax rate.


(D) Earnings per common share assuming full dilution is based on the weighted average number of common shares outstanding during the year, including the dilutive effects of stock options outstanding and the conversion of the Company's preferred stocks.



(E) The Company's common stock is traded on the New York Stock Exchange. Data for the Company's $1.20 convertible preferred stock and Class A convertible preferred stocks, also traded on the New York Stock Exchange, is not presented since they are preferred stock issues. At January 1, 1994 there were 5,577 holders of common stock and 998 holders of convertible preferred stocks.





Federal Paper Board Company, Inc. 1993 Annual Report     Page 36

                                               Federal Paper Board Company, Inc.



SELECTED FINANCIAL DATA


In millions except per share amounts                     Restated
For Fiscal Year (A)                                        1993         1992            1991          1990          1989
- ------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net Sales                                              $1,386.4      $1,460.8      $1,435.0       $1,374.1      $1,319.0
Income before Taxes and Cumulative
   Effect of Accounting Change                             26.3         135.7         144.2          202.2         336.8
Income before Cumulative Effect
   of Accounting Change                                     6.4          82.6          82.4          118.2         205.5
Cumulative Effect of Accounting Change                       --           9.0            --             --            --
- ------------------------------------------------------------------------------------------------------------------------
Net Income                                                  6.4          91.6          82.4          118.2         205.5
- ------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) per Common Share:
Assuming No Dilution:
   Income (Loss) before Cumulative Effect
      of Accounting Change                                 (.01)         1.82          1.83           2.74          5.00
   Cumulative Effect of Accounting Change                    --           .22            --             --            --
- ------------------------------------------------------------------------------------------------------------------------
   Net Income (Loss)                                       (.01)         2.04          1.83           2.74          5.00
- ------------------------------------------------------------------------------------------------------------------------
Assuming Full Dilution:
   Income (Loss) before Cumulative Effect
      of Accounting Change                                 (.01)         1.77          1.77           2.58          4.52
   Cumulative Effect of Accounting Change                    --           .19            --             --            --
- ------------------------------------------------------------------------------------------------------------------------
   Net Income (Loss)                                       (.01)         1.96          1.77           2.58          4.52
- ------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Total Debt as a Percentage of Total Capitalization        54.2%         53.5%         54.8%          56.1%         46.9%
Return on Shareholders' Equity                              .7%          9.8%          9.1%          13.9%         28.3%
- ------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Property, Plant and Equipment - Net                    $1,896.6      $1,878.4      $1,828.8       $1,756.5      $1,287.3
Timber and Timberlands                                    189.7         191.8         188.0          183.2         178.0
Total Assets                                            2,561.9       2,573.5       2,492.7        2,447.8       1,882.5
Long-Term Debt                                            973.8       1,029.9       1,076.9        1,092.4         685.6
Deferred Tax Liability                                    342.8         322.4         237.5          208.0         171.5
Shareholders' Equity                                      892.3         940.4         921.2          882.9         812.0
- ------------------------------------------------------------------------------------------------------------------------
ADDITIONAL DATA
Capital Expenditures                                  $   161.2     $   149.1     $   227.4      $   509.3     $   399.7
Depreciation, Amortization and Cost of
 Timber Harvested                                         144.1         146.6         122.7           88.4          73.0
Dividends Declared per Common Share                        1.00          1.00          1.00           1.00           .95
Book Value per Share - Assuming No Dilution               18.45         19.68         19.17          18.46         16.69
Book Value per Share - Assuming Full Dilution             19.11         20.11         19.79          19.26         17.60
- ------------------------------------------------------------------------------------------------------------------------
Common Shares Outstanding at Year-End (in thousands)     42,147        41,952        40,675         40,164        40,158
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

Further information on the 1993 restatement is contained in Note 10 of the financial statements.

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