Form 10-K, Exhibit 13
FEDERAL PAPER BOARD CO INC
filed 1995-03-30
CIK 34891

                                                                      EXHIBIT 13

Review of Operations

PAPER, PAPERBOARD AND PULP

The paper, paperboard and pulp segment is a significant portion of the Company's business accounting for 62% of net sales in 1994. Operating profits for this segment increased substantially in 1994 to $157.3 million, a 77% increase over 1993. This segment benefited from increased selling prices for market pulp and uncoated free-sheet paper along with increased shipments of paperboard, pulp and uncoated free-sheet paper during 1994. Demand for these products increased as the overall economic conditions of the United States and Europe improved throughout the year.

PAPERBOARD   The Company produces bleached paperboard on five coated paperboard machines located in Riegelwood, NC and Augusta, GA. Total 1994 production of bleached paperboard was 937,000 tons, a slight increase over 1993 production of 925,000 tons. Both the Riegelwood and Augusta mills operated well during 1994 with new production records being set at both mills.

In mid-1994, the Company completed a modernization program at the Riegelwood mill at a total cost of approximately $190 million. This capital project included the rebuild of the No. 18 paperboard machine and the installation of new winders, rollwrapping equipment and refiners. The focus of the modernization program was to improve quality to better serve the Company's various customers in the lightweight bleached bristol market. With the rebuild and modernization at both the Riegelwood and Augusta mills over the past four years, the Company is positioned to enhance productivity efficiencies while providing our customers with quality products.

In early 1994, the Riegelwood mill received International Standards Organization (ISO) 9002 certification for the manufacture of bleached paperboard and the production of market pulp. The award is part of the ISO 9000 series of standards, which were developed in Geneva, Switzerland in 1987 and is given to operations demonstrating excellence in implementing total quality processes.

Market conditions and backlogs for bleached paperboard strengthened during the latter half of 1994 resulting in pricing improvements with a further price increase announced in January 1995. Shipments of bleached paperboard in

[Illustration 1]
[Paperboard Chart 1]

Federal Paper Board Company, Inc. 1994 Annual Report     Page 6


[photo 1]

Federal Paper Board Company, Inc. 1994 Annual Report     Page 7

1994 increased by 45,000 tons, or 5% over 1993 shipments. In addition, 1994 shipments included a greater quantity of high margin specialty-type business. The Company continues to focus on moving its product mix from commodity-type businesses into value added premium and specialty markets.

The Company's Sprague mill once again achieved a production record in 1994 by producing 196,000 tons of recycled paperboard, an increase from the record high of 179,000 tons produced last year. However, the recycled paperboard business was negatively impacted during 1994 by the effects of the rising cost of wastepaper, the primary raw material in recycled paperboard.

With five bleached paperboard machines and one recycled paperboard machine, the Company is able to supply a wide variety of paperboard grades. The ability to supply such a wide variety of grades is very beneficial to our customers as they can choose the total packaging solution best for any particular situation.

The Company's service distribution centers consisting of five sheeting plants and one extrusion plant, all located near our markets, have given us the ability to better serve our customers. To ensure the Company's leadership position in the printing market and continue to meet the growth and quality needs in the marketplace, five new state-of-the-art sheeters will be installed at our various service distribution centers in 1995.

MARKET PULP   The Riegelwood mill produced 540,000 tons of market pulp in 1994 compared to 530,000 tons in 1993. In addition, the Augusta mill produced 17,000 tons of market pulp which is below the 26,000 tons produced in 1993.
The Augusta mill sells market pulp in slurry form to a neighboring mill and the decline in production reflects a change in the supply requirements of this customer. Shipments of market pulp in 1994 increased 7% over 1993 shipments including a 7% increase in export shipments.

The market pulp business improved throughout 1994. Increased worldwide demand and a number of price increases implemented during the year have brought market pulp back to profitability. Additional price increases took effect in January 1995 and further price increases have been announced for the first quarter of 1995.

[Illustration 2]
[Pulp Chart 2]

Federal Paper Board Company, Inc. 1994 Annual Report     Page 8


[photo 2]

Federal Paper Board Company, Inc. 1994 Annual Report     Page 9

EXPORT   The Company is a major exporter, principally of market pulp, to many parts of the world with export sales in 1994 of $196.3 million, a 49% increase over 1993. The Company continues its efforts to expand its presence in foreign markets. We currently have sales and marketing offices in Zurich, London and Tokyo which enhance the Company's ability to better serve our worldwide pulp and paperboard customers.

UNCOATED FREE-SHEET PAPER    The Company's mill in Inverurie, Scotland
produces, on two paper machines, uncoated free-sheet paper for the United Kingdom and European markets. 1994 was another record production year for the Inverurie mill with 189,000 metric tons produced. Capital projects completed at the mill during the year have enabled it to increase productive capacity and thereby reduce overall costs.

Demand for uncoated free-sheet paper improved throughout 1994 enabling the Company to institute a series of price increases. The Company continues its efforts to improve its product mix into higher value-added markets with a new brighter product, called Presentation, to be introduced in February, 1995. It will be used for letterheads and color copying. As the Company enters 1995, the market for uncoated free-sheet paper remains positive with further price increases expected.

WOOD PRODUCTS

The wood products segment includes the results of the Company's lumber plants and land management activities. This segment accounted for 16% of the Company's net sales in 1994. Operating profits for this segment decreased from the prior year due to the rising cost of timber, caused by a combination of increased demand and the curtailment of logging on certain government owned lands.

LUMBER PLANTS   The lumber market continued its strong performance during 1994 as average selling prices increased over the prior year due to continued strength in construction and increased demand in retail home centers. The principal product of our lumber plants is dimensional lumber which is used in the construction and retail home improvement industries. The plants also produce wood chips which are the basic raw material used in the

[Illustration 3]
[Paper Chart 3]

Federal Paper Board Company, Inc. 1994 Annual Report     Page 10


[photo 3]

Federal Paper Board Company, Inc. 1994 Annual Report     Page 11
production of pulp and paperboard. The Company's lumber operations performed very well in 1994 with net sales and average selling prices above last year.

The Company operates five lumber plants and is committed to maintaining its position as a low cost producer. The lumber plants produced a record 618.2 million board feet in 1994. In recent years the Company has invested in computerized manufacturing processes in order to reduce costs and optimize timber yields. Safety has also played a key role in cost reductions with our lumber plants incurring no lost workday accidents in 1994. One facility has operated four years without a lost workday accident.

The customer base of the lumber market has changed recently, as evidenced by the demand for specialty lumber products in the retail home center segment, and we have responded to this opportunity. Our lumber operations' quality assurance program is dedicated to providing our customers with a high quality grade lumber product, on time and as ordered.

Demand and industry production is projected to remain high throughout 1995. The Company's lumber business is expected to perform well in 1995, as our efficient low cost facilities enable us to maintain our competitive edge.

WOODLANDS   The Company owns 569,000 acres of timberlands and leases another
123,000 acres of timberlands with purchase options, of which the Company owns the timber on the leased land. The acreage is located in proximity to our pulp and paperboard mills and our lumber plants in North Carolina, South Carolina and Georgia.

Our woodlands are an integral source of current and future timber needs. The woodlands operations provided approximately 30% of our softwood needs and procured the remainder of our timber requirements for our lumber plants and pulp and paperboard mills through outside sources.

The Company understands the value of our woodlands to our business and our communities and practices responsible forest management techniques. To do this, we follow recognized measures to protect the integrity of the soil, water and waterways and regenerate harvested lands through the planting of

[Illustration 4]
[Wood Products Chart 4]

Federal Paper Board Company, Inc. 1994 Annual Report     Page 12

[photo 4]

Federal Paper Board Company, Inc. 1994 Annual Report     Page 13
genetically improved seedlings or through natural regeneration. We continue to participate in several research cooperatives which provide information for tree improvement, forest nutrition and forest management.

CONVERTING OPERATIONS

The Company is a leading manufacturer of converted paperboard products including disposable foodservice products, folding cartons and various other packaging products. This segment of the Company's business accounted for 22% of net sales for the current year. Strong competitive conditions and a change in the availability and demand for raw materials contributed to a slight decline in operating profits. The converting operations have faced many challenges in 1994. The marketplace experienced rapid change during the year with a tightening in the supply of the major components of the manufacturing process including bleached paperboard, resins and corrugated containers.
Prices of these raw materials increased significantly in the second half of the year posing a challenge to all producers of converted paperboard products. Costs of these raw materials are expected to continue to rise throughout 1995 as the paperboard market continues to improve. However, we continue to focus primarily on productivity improvements and cost reductions so that a streamlined and efficient manufacturing process allows us to compete effectively in the marketplace.

CUP OPERATIONS   At six strategically located cup manufacturing facilities, paper and plastic cups and other disposable foodservice products are manufactured for a wide variety of customers ranging from small convenience stores to national fast food chains. The Company's bleached paperboard mills offer a unique combination of raw material supply and paper-coating technologies which allows complete control of the production process and a more reliable source of products during tightening market conditions.

Our cup plants utilize various production processes which make these operations uniquely positioned to meet any customer's order requirements large or small. In 1994, the cup operations were recognized by the Flexographic Technical Association for excellent work in narrow web printing, demonstrating their commitment to producing quality products.

[Illustration 5]
[Converting Operations Chart 5]

Federal Paper Board Company, Inc. 1994 Annual Report     Page 14

[Photo 5]

Federal Paper Board Company, Inc. 1994 Annual Report     Page 15

Over the past several years, the Company focused on reducing costs and consolidating various operations of this business. Results for 1994 reflect cost savings realized from these programs. As part of the continuing effort to be the highest quality producer of low cost converted paper products, the Company has announced the closing of the Salisbury, MD plant. Business from this plant will be divided among the other facilities in order to better meet the needs of particular customers. The effect of these cost reduction programs are expected to benefit the Company and its customers now and in future years.

PACKAGING OPERATIONS   At four packaging facilities, the Company offers a wide
variety of print production and finishing capabilities to its customers. High speed printing presses produce some of the most intricate packaging products in the industry, both in terms of graphic and structural designs. Various printing processes are utilized to produce complex multi-colored folding cartons for many of the nation's most familiar consumer products. Because of the operations' investment in modern equipment, its customers benefit from the most cost effective production methods for their particular needs. In 1994, the packaging operations received a formal supplier certification from a major customer. This certification signified the operations' commitment to meeting the exacting standards of process control and improvement.

ENVIRONMENTAL

We are committed to ongoing investments that will protect both the environment and our ability to operate profitably. We continue to be environmentally conscious and our record in the Environmental Protection Agency's (EPA) 33/50 program represents our contribution to the national effort to eliminate environmental problems. In 1994, the EPA honored our Company as one of only seven paper companies to make rapid progress in reducing reported releases of its high priority toxic chemicals. We are very pleased with our results so far and anticipate being able to sustain these reductions on a long-term basis.

[Illustration 6]

Federal Paper Board Company, Inc. 1994 Annual Report     Page 16

Federal Paper Board Company, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS



RESULTS OF OPERATIONS

OVERVIEW

Results for the fiscal year 1994 significantly improved over the prior year and are a reflection of sales price increases implemented during the second half of the year. Net sales were $1,569.6 million in 1994, an increase of 13% from 1993 and 7% from 1992, and represented a new record sales level for the Company. Income before cumulative effect of accounting change was $72.0 million in 1994, a substantial improvement from 1993 but a 13% decrease from 1992. Net income for 1994 includes a net pre-tax loss of $3.5 million associated with nonhedged financial instrument transactions, including the release from certain financial instrument obligations, and an after-tax non-cash gain of $6.0 million due to the cumulative recalculation of deferred taxes reflecting a change in the effective state tax rate. Net income for 1993 includes a net pre-tax loss of $31.9 million associated with financial instrument transactions and a non-cash charge of $9.5 million resulting from a change in the federal statutory tax rate from 34% to 35%. Net income for 1992 includes a non-cash gain of $9.0 million from the cumulative effect of accounting change related to the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

         Results for fiscal years 1994 and 1993 include 52 weeks while fiscal 1992 includes 53 weeks. The effect of the inclusion of 53 weeks of the Company's operations in fiscal year 1992 is not deemed material to the Company's financial position and results of operations.

PAPER, PAPERBOARD AND PULP

The paper, paperboard and pulp segment manufactures bleached and recycled paperboard, hardwood and softwood market pulp and uncoated free-sheet paper. The Company operates one recycled paperboard mill, two bleached paperboard and pulp mills, one uncoated free-sheet paper mill, five sheeting and distribution centers and one extrusion coating plant.

         Net sales for this segment increased 15% compared to fiscal year 1993. Paperboard sales increased approximately 6% compared to the prior year reflecting an increase in shipments during the year slightly offset by a decline in the overall average selling price. Paperboard accounted for 66% and 72% of the segment's sales for 1994 and 1993, respectively. Market pulp sales were significantly higher in 1994 compared to 1993, increasing 45% compared to the prior year. The increase in market pulp sales reflects an increase in average selling prices along with an increase in shipments for 1994. Shipments of this product to the export market increased 7% in 1994 reflecting improvement in the general economic conditions throughout the United Kingdom, Europe and Asia. Market pulp accounted for 19% and 15% of the segment's sales for 1994 and 1993, respectively. Sales of uncoated free-sheet paper increased 31% compared to the prior year reflecting a 22% increase in average selling prices and an increase in shipments for 1994. Paper sales accounted for 15% and 13% of the segment's sales in 1994 and 1993, respectively.

         Operating profits for this segment increased substantially in 1994 to $157.3 million, 77% above 1993 levels.

         Operating profits for market pulp increased substantially compared to the prior year. Numerous price increases were implemented in 1994 which helped return this product line to profitability. Strengthened demand for this product, the result of improved worldwide economic conditions, resulted in increased shipments of market pulp of 7% during 1994, while the average selling price increased 42% compared to the prior year.

         Operating profits for bleached paperboard declined compared to the prior year. The decrease is attributable to a slight decrease in the average selling prices and an increase in raw material costs. Shipments for this product remained strong in 1994, and should continue this trend in 1995. Price increases implemented in the fourth quarter of 1994 should have a positive impact on operating profits for this product line in 1995.

         Operating profits for the Company's uncoated free-sheet paper operation substantially improved compared to the prior year. Average selling prices for this product increased 22% compared to the prior year, while shipments increased 8% in 1994. Average selling prices rebounded from prior year levels as numerous price increases were implemented during the year, the result of increased demand as economic conditions improved in Europe.

         Operating profits for recycled paperboard decreased 10% compared to the prior year. The decrease in 1994 is primarily attributable to increased wastepaper costs, the primary component of recycled paperboard. Average selling prices for recycled paperboard declined 2% compared to the prior year, while shipments of recycled paperboard increased 15% in 1994 compared to the prior year.

         Overall, the Company's mills operated well during 1994 as production records were achieved at all of the Company's mills. Capital expansion programs completed in prior years contributed to the overall production records at the mills.

         Net sales in 1993 for this segment declined 12% compared to 1992. Sales of paperboard were down approximately 6% in 1993 compared to 1992 as a result of reduced shipments and a decrease in the average selling price. Sales of market pulp declined approximately 38% in 1993 compared to 1992 as a result of average selling prices falling 30% below the prior year levels. Decreased shipments of market pulp during 1993 also contributed to the lower sales, including an 11% decline in export market shipments reflecting the poor economic conditions that existed throughout Europe. Sales of uncoated free-sheet paper improved 3% in 1993 compared to 1992, the result of increased shipments to meet the rise in demand for paper.

         Operating profits for this segment fell considerably in 1993, decreasing 55% compared to 1992. The primary factor for the reduction was the continued deterioration in market pulp prices, which caused the product line to be unprofitable for the Company. Increased average selling prices of recycled paperboard partially offset the decline. Shipments of paperboard and pulp were slightly lower compared to 1992 levels, while shipments of uncoated free-sheet paper were up slightly compared to the prior year.

         Operating profits for market pulp decreased substantially in 1993 compared to the prior year due to the continued deterioration in average selling prices. This product line became unprofitable in 1993 as high worldwide inventory levels of market pulp and weak economic conditions combined to force the average selling price of this product well below the cost of production.

 Operating profits for bleached paperboard declined in 1993 compared to the prior year. The decrease is primarily attributable to

Federal Paper Board Company, Inc. 1994 Annual Report     Page 20

Federal Paper Board Company, Inc.



lower average selling prices in 1993, as the Company's product mix changed during the year, with a greater quantity of lower margin business. Shipments for this product declined slightly in 1993, further contributing to the decline in operating profits for the year.

         Operating profits for recycled paperboard increased 19% in 1993 compared to the prior year. The increase is attributable to increased average selling prices and improved operating efficiencies. In 1993, the Company's Sprague recycled paperboard mill was able to use lower cost natural gas in the manufacturing process of recycled paperboard which reduced production costs for this product.

         Operating profits for the Company's uncoated free-sheet paper operation improved in 1993 compared to the prior year. Shipments for this product improved substantially in 1993, increasing 37% compared to the prior year, while average selling prices decreased compared to the prior year. Average selling prices declined in 1993 due to poor economic conditions in Europe coupled with industry overcapacity.

WOOD PRODUCTS

The wood products segment manufactures dimensional lumber and is responsible for land management activities. The Company operates five lumber plants and owns or leases approximately 692,000 acres of timberlands.

         Net sales increased 17% compared to fiscal year 1993. Average selling prices of lumber achieved record levels during the year and ended 1994 approximately 11% above the prior year. Shipments of lumber were 610.3 million board feet compared to 579.7 million board feet in 1993. Demand for lumber remained strong in 1994 due to increased housing starts and a reduced supply of lumber.

         Operating profits for this segment in 1994 decreased 2% compared to the prior year. The decline is primarily attributable to an increase in production costs in 1994. However, operating efficiencies at most of the lumber plants improved in 1994, primarily the result of the completion of modernization programs at the plants in prior years.

         Net sales in 1993 for this segment improved 28% compared to 1992. Average selling prices of lumber were substantially higher in 1993 compared to 1992, increasing 31% during the year. Shipments of lumber were slightly lower in 1993 compared to 1992. Demand for lumber increased in the second half of 1993, due to a strong increase in housing starts during this period.

         Operating profits for this segment in 1993 increased substantially compared to 1992. Favorable market conditions for lumber continued throughout the year reflecting improved housing starts and a reduced supply of lumber.

CONVERTING OPERATIONS

The converting operations segment manufactures paper and plastic cups, packaging products and other disposable foodservice products. The Company currently operates six cup plants and four folding carton plants.

         Results for this segment were mixed in 1994. Net sales for this segment increased 6% compared to the prior year. Sales of the cup operations increased 6% compared to the prior year. Shipments for the cup operations increased 8% over 1993 levels, reflecting an improving economy and increased demand for the product in 1994. The increase in shipments was partially offset by a slight decrease in the average selling price of approximately 2% compared to the prior year. The cup operations accounted for 70% of this segment's sales in 1994 and 1993. Sales of packaging products increased 6% compared to the prior year, the result of increased customer orders. Packaging products accounted for 30% of this segment's sales in 1994 and 1993.

         Operating profits for this segment declined 8% compared to 1993. Included in 1994 operating profits is a $2.1 million charge associated with the restructuring of the cup operations. As part of the restructuring, the Company has announced the closing of the Salisbury, MD plant. In addition, the Company has implemented cost reduction programs which are expected to improve operating and distribution efficiencies in the near future. Excluding the restructuring charge, the cup operations results improved in 1994 compared to the prior year. The Company's packaging operations performed well for the year contributing to operating profits.

         Net sales for this segment in 1993 were slightly lower than the prior year. A 15% decrease in sales of the packaging operations caused by an unfavorable change in product mix and reduced volume was slightly offset by a 4% increase in sales of the cup operations. The foodservice disposable market experienced increased demand in 1993 and this was reflected in the 9% increase in shipments for this product in 1993. However, average selling prices declined during the year due to increased competition in this market.

         Operating profits for this segment were sharply lower in 1993, declining 49% compared to the prior year. The decline is partly attributable to a $1.0 million charge associated with the restructuring of the cup operations. The restructuring, combined with capital expenditures and various cost reduction programs, has enhanced manufacturing and distribution efficiencies for these operations. Lower average selling prices, reduced volume and a change in product mix for the packaging operations coupled with lower average selling prices for the cup operations further contributed to the decline.

OTHER ITEMS

The Company entered into several nonhedged off-balance-sheet financial instrument transactions in 1994, 1993 and 1992. The value of these instruments changes as currency markets and interest rates fluctuate, requiring adjustments of the market value to be recorded. Net losses of approximately $3.5 and $31.9 million were recorded in 1994 and 1993, respectively, and a net gain of approximately $5.3 million was recorded in 1992 associated with nonhedged financial instrument transactions. In fiscal year 1994, the Company was released from its obligation on two foreign currency forward contracts as part of a settlement with an outside party. The net loss for fiscal year 1994 includes a gain of $12.0 million as a result of this settlement. The items above are included in Other - net in the Consolidated Statement of Income.

INCOME TAXES

The Company's overall effective tax rate for 1994 was 28.6%, compared to 75.7% in 1993 and 39.1% in 1992. The lower effective rate for 1994 compared to 1993 is attributable to various factors. In 1994, the Company recorded a favorable adjustment of $2.9 million reflecting the settlement of prior year tax audits and recorded a $6.0

                Federal Paper Board Company, Inc. 1994 Annual Report     Page 21

Federal Paper Board Company, Inc.



million favorable adjustment of deferred taxes due to a change in the Company's effective state tax rate due to the withdrawal from several states. In 1993, the overall effective tax rate was significantly impacted by the federal statutory tax rate change from 34% to 35%. As a result, the Company's 1993 provision for income taxes included $9.2 million for the cumulative effect of the recalculation of the deferred tax liability under Statement No. 109, "Accounting for Income Taxes". The Company adopted this Statement in 1992, recording a gain of $9.0 million from the cumulative effect of an accounting change in the Consolidated Statement of Income. The adoption of Statement No. 109 resulted in higher depreciation expense for 1994, 1993 and 1992.

OTHER ACCOUNTING MATTERS

Effective January 2, 1994 the Company adopted Statement No. 112, "Employers' Accounting for Postemployment Benefits". This Statement requires the Company to accrue for postemployment benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. The Company previously expensed the cost of these benefits as claims were incurred. The impact of adopting this Statement was not material to the Company's financial position and results of operations for fiscal year 1994.

CAPITAL RESOURCES AND LIQUIDITY

Cash flows generated from operations in 1994 were $239.6 million compared to $232.3 million in 1993 and $223.8 million in 1992. The slight increase in 1994 is attributable to increased operating earnings and proceeds on hedged financial instrument transactions partially offset by a change in working capital in the current year. The deferred income tax provision for 1994 includes a favorable adjustment of $2.9 million reflecting the settlement of prior year tax audits and a $6.0 million favorable adjustment reflecting a change in the Company's overall effective state tax rate. The deferred income tax provision for 1993 includes a charge of $9.2 million for the recalculation of the deferred tax liability due to an increase in the federal statutory tax rate. The major changes in working capital reflect an increase in receivables and an increase in inventory levels in 1994. The increase in receivables in 1994 is attributable to a higher level of sales during the year, partially offset by an increase of the amount of sold receivables. Inventory levels increased reflecting increased production during the year in response to improved market demand for the Company's products as discussed in the Results of Operations.

         The Company is party to an agreement, initially entered into in 1991, which allows for the sale of a fractional interest in a defined pool of trade accounts receivable. During 1994, the maximum allowable amount of receivables to be sold, initially $88 million, was increased to $105 million. During 1993, the maximum allowable amount of receivables to be sold, initially $75 million, was increased to $88 million. Proceeds from the increase in the receivables sold of $17 million and $13 million in 1994 and 1993, respectively, are reported as operating cash flows.

         Cash flows used for investing activities are primarily associated with capital investment programs. Capital expenditures, including capitalized interest, were $139.1 million in 1994, $161.2 million in 1993 and $149.1 million in 1992. In 1994, capital spending was primarily attributable to the capital program at the Company's Riegelwood mill. The mill underwent a modernization program which has improved quality and ensured the Company's leadership position in the lightweight bleached bristol market. Capital spending also includes the construction of a new warehouse at the Company's Shelbyville cup plant which will improve distribution efficiencies. In 1993, the major portion of capital spending pertained to the Riegelwood mill program and the Shelbyville plant program mentioned above, as well as other ongoing capital investment programs for the paper, paperboard and pulp segment. Spending in 1992 was primarily attributable to various ongoing programs for the paper, paperboard and pulp segment, including the Riegelwood mill program. Capital expenditures for 1995, including capitalized interest, are expected to be approximately $175 million. The majority of the spending in 1995 will be for the capital project to upgrade the fiber capacity at the Company's Riegelwood mill.

         Cash flows used for financing activities pertain to payments of long-term borrowings and dividends. Cash paid for dividends was $48.8 million, $48.6 million and $48.4 million in 1994, 1993 and 1992, respectively. In the fourth quarter of 1994, the Company's cash dividend increased from a quarterly rate of $.25 to a quarterly rate of $.30 per common share. For 1993 and 1992, the quarterly dividend rate was $.25 per common share. Total debt of the Company was reduced by $35.5 million and $28.8 million in 1994 and 1993, respectively. The ratio of total debt to total capitalization was 52.6% and 54.2% in 1994 and 1993, respectively.

         During 1994, the Company entered into a revolving credit agreement providing for borrowings of up to $250 million which expires in December 1999. This agreement replaced the existing $75 million and $225 million revolving credit agreements. In 1994, the Company also repaid a $25 million bank note and subsequently borrowed $25 million under a new bank note maturing in 1996. In addition, in 1994, $25 million of debt pertaining to the Senior Notes - Series H was repaid.

         Debt repayments in 1995 are expected to be $74.5 million. The Company is confident that cash flows from operations supplemented by the revolving credit agreement and $75 million remaining under a previously filed shelf registration statement will be sufficient to meet the repayment requirements and fund capital spending programs. At December 31, 1994, the Company was in compliance with all loan covenant requirements and does not foresee noncompliance with any of its loan covenant requirements in 1995.

         The Company has entered into a variety of interest rate swap agreements to manage the impact of interest rate fluctuations. During 1994, the Company was a party to both hedged and nonhedged interest rate swap agreements. The Company's outstanding hedged interest rate swap agreements effectively converted $175 million of fixed rate debt to variable rate debt at December 31, 1994 and January 1, 1994. These agreements have various expiration dates through 1998. The Company's market risk under these agreements is primarily subject to changes in the London Inter Bank Offered Rate (LIBOR). The Company does not believe a reasonably likely change in LIBOR rates would have a material impact on its financial position and results of operations.

         The Company also had nonhedged interest rate swap agreements outstanding at December 31, 1994 and January 1, 1994. One nonhedged interest rate swap agreement which was outstanding at December 31, 1994 and January 1, 1994 is based on a notional



Federal Paper Board Company, Inc. 1994 Annual Report     Page 22

Federal Paper Board Company, Inc.



amount of $175 million. In this agreement, the Company will receive LIBOR and will pay LIBOR in arrears plus 1.72% plus a leveraged coupon rate based on various interest rate spreads. At December 31, 1994 the estimated fair value of this agreement was a loss of $10.5 million. At January 1, 1994, the Company had two other nonhedged interest rate swap agreements outstanding which were both terminated during fiscal year 1994. One agreement was based on a notional amount of $25 million in which the Company received a fixed rate of 10% and paid LIBOR plus 4.228% plus a leveraged coupon rate based on various interest rate spreads. The other agreement was based on a notional amount of $50 million in which the Company received a fixed rate of 10% and paid LIBOR plus 4.4% plus a leveraged coupon rate based on various interest rate spreads.

         The Company is exposed to credit loss in the event of nonperformance by the counterparty to its interest rate swap agreements. The risk of loss to the Company in the event of nonperformance by the counterparty under these agreements is not significant. The Company does not anticipate nonperformance by the counterparty.

         The Company utilized nonhedged foreign currency option contracts since the majority of the Company's export sales are sold in U.S. dollars, and a rise in the value of the dollar could have adversely effected sales prices and volumes. Strategic hedges were used to provide the Company with currency gains to offset reduced profits resulting from the rising U.S. dollar. The strategic hedge program was global in nature and was not intended to hedge firm commitments.

         During 1994, the Company entered into and terminated various nonhedged foreign currency option contracts. At December 31, 1994, the Company was not a party to any nonhedged foreign currency option contracts. The impact of terminating the nonhedged foreign currency option contracts in 1994 is discussed in Other Items. The net losses include $14.9 million associated with two complex foreign currency contracts which were entered into and terminated by the Company during 1994. However, as part of a settlement with an outside party, the Company was released from $12.0 million of this obligation.

ENVIRONMENTAL MATTERS

The Company operates in an industry subject to extensive environmental regulations. In order to meet the standards established by the various federal, state and local environmental laws and regulations, the Company has made substantial capital and operating expenditures. Over the past three years, the Company spent $449.4 million on its capital investment program of which $61.0 million was related to environmental capital expenditures. In fiscal years 1994, 1993 and 1992, $11.6 million, $17.2 million and $32.2 million, respectively, was spent on environmental capital projects. Capital expenditures for environmental purposes are estimated to be approximately $66.7 million and $46.6 million for fiscal years 1995 and 1996, respectively. However, spending on these environmental projects may be undertaken in years beyond 1996. Additional amounts to be incurred for environmental purposes in future years will depend on new laws and regulations, other changes in legal requirements, changes in environmental control technology and changes in the economic environment. The Environmental Protection Agency ("EPA") Cluster Rules, proposed in 1993, could have a significant impact on future environmental expenditures for the Company and our industry. Based on the current proposed EPA Cluster Rules, the Company will be required to spend between an estimated $250 million and $400 million to comply. All companies in our industry are subject to the same or similar environmental laws and regulations and the Company does not believe that compliance with applicable laws and regulations will materially affect its competitive position within the United States. However, the Company does believe that the EPA Cluster Rules may impact its own and the industry's competitive edge in the world market.

         The Company has been designated a potentially responsible party, under the Comprehensive Environmental Response, Compensation and Liability Act and by certain state agencies, with respect to the cleanup of hazardous substances at approximately 13 sites which are not owned or controlled by the Company. In all of these sites, other potentially responsible parties also have been designated. The total costs to the Company to remediate these sites cannot be predicted with certainty due to the amount of time necessary to complete the cleanups, the extent to which contributions will be available from other parties or the availability of insurance coverage. However, based upon its experience with such matters, the Company does not believe that its expected share of such known actual and potential cleanup costs will have a materially adverse effect on its financial position and results of operations.

         The Company has recorded accruals in the Consolidated Balance Sheet for environmental costs of $7.0 million and $4.7 million at December 31, 1994 and January 1, 1994, respectively. In the opinion of management, these accruals are sufficient to cover probable and estimable environmental costs.

EFFECTS OF INFLATION

Inflation increased during fiscal year 1994 as the overall economic conditions improved in the Company's domestic and foreign markets. However, the current level of inflation is moderate in comparison to prior historical levels and has not had a material impact on the Company's operating results in recent years. Prices and volumes for the Company's products are more closely related to supply and demand factors in specific markets than by inflationary factors.

FUTURE OUTLOOK

The Company finds itself well positioned to capitalize upon the favorable economic and market conditions that exist as we enter into 1995. Economic conditions in the United States, Europe and Asia are all showing improvement from prior years. The Company anticipates increased average selling prices in 1995 due to expected price increases along with increased demand for its major products. Recent capital expenditures coupled with ongoing Company-wide cost reduction programs will enhance manufacturing and distribution efficiencies and reduce production costs which will further benefit the Company in 1995. The absence of significant new capacity for any of the Company's product lines should ensure strong demand for the Company's products. The combination of improved average selling prices, increased demand and improved operating efficiencies in 1995 should result in improved operating results for the Company compared to recent years.

                Federal Paper Board Company, Inc. 1994 Annual Report     Page 23

Federal Paper Board Company, Inc.



INDUSTRY SEGMENT INFORMATION


-------------------------------------------------------------------------------------------
                                Net Sales to
                                Unaffiliated           Intersegment                   Total
In thousands                       Customers                  Sales                   Sales
-------------------------------------------------------------------------------------------
FOR FISCAL YEAR 1994
  Paper, Paperboard and Pulp      $  971,968             $   98,993              $1,070,961
  Wood Products                      251,479                 16,422                 267,901
  Converting Operations              346,130                     --                 346,130
-------------------------------------------------------------------------------------------
  Total segment operations         1,569,577                115,415               1,684,992
  Intersegment eliminations               --               (115,415)               (115,415)
  General corporate items - net           --                     --                      --
-------------------------------------------------------------------------------------------
  Consolidated total              $1,569,577             $       --              $1,569,577
-------------------------------------------------------------------------------------------
FOR FISCAL YEAR 1993
  Paper, Paperboard and Pulp      $  843,775             $   91,302              $  935,077
  Wood Products                      214,913                 19,217                 234,130
  Converting Operations              327,698                     --                 327,698
-------------------------------------------------------------------------------------------
  Total segment operations         1,386,386                110,519               1,496,905
  Intersegment eliminations               --               (110,519)               (110,519)
  General corporate items - net           --                     --                      --
-------------------------------------------------------------------------------------------
  Consolidated total              $1,386,386             $       --              $1,386,386
-------------------------------------------------------------------------------------------
FOR FISCAL YEAR 1992
  Paper, Paperboard and Pulp      $  955,978             $   93,039              $1,049,017
  Wood Products                      168,330                 19,286                 187,616
  Converting Operations              336,511                     --                 336,511
-------------------------------------------------------------------------------------------
  Total segment operations         1,460,819                112,325               1,573,144
  Intersegment eliminations               --               (112,325)               (112,325)
  General corporate items - net           --                     --                      --
-------------------------------------------------------------------------------------------
  Consolidated total              $1,460,819             $       --              $1,460,819
-------------------------------------------------------------------------------------------


The Paper, Paperboard and Pulp segment consists of the Company's operations at Riegelwood, NC; Augusta, GA; Sprague, CT; Inverurie, Scotland; Sturgis, MI; Ontario, CA; Hazleton, PA; Prosperity, SC; Wharfedale, England and Wilmington, NC. Net sales to unaffiliated customers are as follows:


-------------------------------------------------------------------------------------------
In thousands                            1994                   1993                    1992
-------------------------------------------------------------------------------------------
Paper                               $148,766               $113,263                $109,601
Paperboard                           641,829                605,632                 644,844
Pulp                                 181,373                124,880                 201,533
-------------------------------------------------------------------------------------------

  The Wood Products segment includes the results of the Company's lumber plants and land management group. The Converting Operations segment includes the results of the Company's cup operations and packaging operations.

  Intersegment sales are comprised principally of the sale of paperboard at market prices to the Converting Operations and the sale of wood chips and pulpwood at cost or market prices from the lumber plants and woodlands to the Paperboard and Pulp Operations.

Federal Paper Board Company, Inc. 1994 Annual Report     Page 24

Federal Paper Board Company, Inc.




-------------------------------------------------------------------------------------------
 Income Before Taxes                                  Depreciation,
and Cumulative Effect           Identifiable  Amortization and Cost                 Capital
of Accounting Change                  Assets    of Timber Harvested            Expenditures
-------------------------------------------------------------------------------------------
            $157,264              $1,850,112               $110,167                $ 99,549
              69,892                 300,590                 13,094                  10,813
               7,197                 335,823                 19,290                  24,124
-------------------------------------------------------------------------------------------
             234,353               2,486,525                142,551                 134,486
                (796)                     --                     --                      --
            (132,657)                123,124                  3,895                   4,572
-------------------------------------------------------------------------------------------
            $100,900              $2,609,649               $146,446                $139,058
-------------------------------------------------------------------------------------------
            $ 88,646              $1,845,876               $106,303                $130,901
              71,633                 309,228                 12,997                  14,760
               7,829                 312,509                 20,898                  15,054
-------------------------------------------------------------------------------------------
             168,108               2,467,613                140,198                 160,715
               1,399                      --                     --                      --
            (143,207)                 94,290                  3,889                     523
-------------------------------------------------------------------------------------------
            $ 26,300              $2,561,903               $144,087                $161,238
-------------------------------------------------------------------------------------------

            $198,361              $1,860,734               $106,817                $121,891
              31,431                 290,763                 13,475                  12,050
              15,480                 321,008                 22,347                  14,993
-------------------------------------------------------------------------------------------
             245,272               2,472,505                142,639                 148,934
                 (92)                     --                     --                      --
            (109,480)                100,994                  3,927                     196
-------------------------------------------------------------------------------------------
            $135,700              $2,573,499               $146,566                $149,130
-------------------------------------------------------------------------------------------


     Identifiable assets by segment are principally those assets which are used in the Company's operations in each industry. Corporate assets primarily include cash, prepaid items, non-trade receivables, investments and non-operating assets. General corporate items - net include administrative expenses, interest expense and other items.

     Export sales from the Company's United States operations to unaffiliated customers by major geographic area were as follows:


-----------------------------------------------------------
In thousands             1994           1993           1992
-----------------------------------------------------------
North America       $  23,832      $  16,033      $  14,727
Europe                 54,762         43,324         91,794
Asia                  112,614         67,377         96,338
Other                   5,083          5,278          6,980
-----------------------------------------------------------
Total               $ 196,291      $ 132,012      $ 209,839
-----------------------------------------------------------

                Federal Paper Board Company, Inc. 1994 Annual Report     Page 25

Federal Paper Board Company, Inc.



CONSOLIDATED STATEMENT OF INCOME


--------------------------------------------------------------------------------------------------------------------------------
In thousands except per share amounts
For Fiscal Year                                                                        1994                  1993           1992
--------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                        $1,569,577             $1,386,386    $1,460,819
--------------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
   Cost of products sold                                                          1,143,382              1,038,785     1,034,854
   Depreciation, amortization and cost of timber harvested                          146,446                144,087       146,566
   Selling and administrative expenses                                               74,187                 60,149        64,769
   Interest expense                                                                  88,281                 84,509        85,018
   Other - net                                                                       16,381                 32,556        (6,088)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL COSTS AND EXPENSES                                                          1,468,677              1,360,086     1,325,119
--------------------------------------------------------------------------------------------------------------------------------
Income before taxes and cumulative effect of accounting change                      100,900                 26,300       135,700
Provision for income taxes                                                           28,900                 19,900        53,100
--------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change                                 72,000                  6,400        82,600
Cumulative effect of accounting change                                                   --                     --         9,000
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                           72,000                  6,400        91,600
Preferred dividend requirements                                                       6,519                  6,610         7,060
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common shares                                     $   65,481             $     (210)   $   84,540
--------------------------------------------------------------------------------------------------------------------------------
Average number of common shares outstanding:
   Assuming no dilution                                                              42,296                 41,995        41,448
   Assuming full dilution                                                            43,178                 41,995        46,695
--------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE
--------------------------------------------------------------------------------------------------------------------------------
Assuming no dilution:
   Income (loss) before cumulative effect of accounting change                        $1.55                  $(.01)        $1.82
   Cumulative effect of accounting change                                                --                     --           .22
--------------------------------------------------------------------------------------------------------------------------------
   Net Income (Loss)                                                                  $1.55                  $(.01)        $2.04
--------------------------------------------------------------------------------------------------------------------------------
Assuming full dilution:
   Income (loss) before cumulative effect of accounting change                        $1.52                  $(.01)        $1.77
   Cumulative effect of accounting change                                                --                     --           .19
--------------------------------------------------------------------------------------------------------------------------------
   Net Income (Loss)                                                                  $1.52                  $(.01)        $1.96
--------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.



Federal Paper Board Company, Inc. 1994 Annual Report     Page 26

Federal Paper Board Company, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS




---------------------------------------------------------------------------------------------------------------------------------
In thousands
For Fiscal Year                                                                       1994               1993          1992
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
  Net income                                                                    $   72,000          $   6,400     $  91,600
  Adjustments to reconcile net income to net cash provided by operations:
    Cumulative effect of accounting change                                              --                 --        (9,000)
    Depreciation, amortization and cost of timber harvested                        146,446            144,087       146,566
    Deferred income tax provision                                                    8,644             13,076        26,857
    Net loss (gain) on financial instrument transactions                             3,524             31,854        (5,258)
    Net loss on disposal of property, plant and equipment and
      timber                                                                         6,548                401         4,778
    Net proceeds for hedged financial instrument transactions                       10,710              1,307            --
    Other - net                                                                     (7,755)           (11,543)      (10,371)
  Changes in current assets and liabilities, net of effects from acquisitions:
    Accounts and notes receivable                                                  (20,373)            36,271        (4,762)
    Inventories                                                                     (7,131)           (21,651)      (21,488)
    Other current assets                                                           (15,170)            12,464          (794)
    Accounts payable and other current liabilities                                  42,135             19,619         5,718
---------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATIONS                                                    239,578            232,285       223,846
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                            (139,058)          (161,238)     (149,130)
  Net (payments) proceeds for nonhedged financial instrument
    transactions                                                                   (19,183)            (5,697)        5,258
  Proceeds received on settlement of note receivable                                    --             10,000            --
  Other                                                                             (1,225)              (152)       (5,988)
---------------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                            (159,466)          (157,087)     (149,860)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash dividends paid                                                              (48,750)           (48,591)      (48,414)
  Increase in long-term debt                                                        27,518              1,909       209,966
  Payments on long-term debt                                                       (61,883)           (34,348)     (239,896)
  Issuance of equity capital                                                         4,180              3,593         5,845
  Change in short-term bank debt                                                    (1,155)             2,230        (1,724)
---------------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR FINANCING ACTIVITIES                                             (80,090)           (75,207)      (74,223)
---------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH:                                                            22                 (9)         (237)
  Cash:
    Beginning of year                                                                  271                280           517
    End of year                                                                 $      293          $     271     $     280
---------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW DISCLOSURE:
  Cash paid during the year for:
    Interest (net of amount capitalized)                                        $   76,892          $  84,948     $  78,864
    Income taxes                                                                     9,844              7,171        26,885
---------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                Federal Paper Board Company, Inc. 1994 Annual Report     Page 27

Federal Paper Board Company, Inc.

CONSOLIDATED BALANCE SHEET




------------------------------------------------------------------------------------------------------------------------------------
In thousands
At Year End                                                                                                1994                1993
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
Cash                                                                                                 $      293          $      271
Accounts and notes receivable, less allowance for doubtful
  accounts of $1,518 in 1994 and $1,284 in 1993                                                          73,856              52,062
Inventories:
  Raw materials                                                                                          74,489              58,720
  Work in process                                                                                        18,365              15,469
  Finished goods                                                                                         90,316              99,329
  Supplies                                                                                               52,533              51,701
------------------------------------------------------------------------------------------------------------------------------------
  Subtotal                                                                                              235,703             225,219
  LIFO reserve                                                                                           (5,156)             (2,819)
------------------------------------------------------------------------------------------------------------------------------------
Total inventories                                                                                       230,547             222,400
Deferred tax asset                                                                                       24,661              15,142
Other current assets                                                                                     27,884              17,250
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                                    357,241             307,125
------------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land                                                                                                     18,128              16,227
Buildings, including leasehold improvements                                                             285,957             238,859
Machinery and equipment                                                                               2,434,729           2,259,622
Construction in progress                                                                                 55,902             151,715
------------------------------------------------------------------------------------------------------------------------------------
  Subtotal                                                                                            2,794,716           2,666,423
Accumulated depreciation and amortization                                                              (897,077)           (769,869)
------------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT - NET                                                                   1,897,639           1,896,554
------------------------------------------------------------------------------------------------------------------------------------
TIMBER AND TIMBERLANDS                                                                                  188,896             189,674
GOODWILL AND OTHER INTANGIBLES                                                                          114,812             118,418
OTHER ASSETS                                                                                             51,061              50,132
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                         $2,609,649          $2,561,903
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.



Federal Paper Board Company, Inc. 1994 Annual Report     Page 28

Federal Paper Board Company, Inc.




------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           1994                1993
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                                                     $  100,796          $   90,356
Current portion of long-term debt                                                                        74,544              56,148
Short-term bank debt                                                                                     24,242              25,304
Dividends payable                                                                                        12,788              10,554
Accrued compensation                                                                                     33,874              24,867
Accrued interest                                                                                         19,443              18,885
Other current liabilities                                                                                72,068              48,029
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                               337,755             274,143
------------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                                          921,227             973,825
OTHER LIABILITIES                                                                                        78,832              78,872
DEFERRED TAX LIABILITY                                                                                  353,643             342,757
SHAREHOLDERS' EQUITY:
Preferred stock - $1.20 cumulative convertible, $1 par value
  (aggregate liquidation value at December 31, 1994 - $1,045);
  authorized 1,900 shares; issued: 1994 - 52 shares;
  1993 - 58 shares                                                                                           52                  58
Preferred stock - Class A
  Second Series, $2.875 cumulative convertible, $1 par value
  (aggregate liquidation value at December 31, 1994 - $107,876);
  authorized 10,000 shares; issued: 1994 - 2,158 shares;
  1993 - 2,274 shares                                                                                     2,158               2,274
Common Stock - $5 par value; authorized 240,000 shares;
  issued: 1994 - 42,619 shares; 1993 - 42,356 shares                                                    213,094             211,779
Other capital                                                                                           250,183             249,800
Retained earnings                                                                                       453,977             432,961
Treasury stock - at cost:
  Common stock - 1994 - 46 shares; 1993 - 209 shares                                                     (1,272)             (4,566)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                              918,192             892,306
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                           $2,609,649          $2,561,903
------------------------------------------------------------------------------------------------------------------------------------


                Federal Paper Board Company, Inc. 1994 Annual Report     Page 29

Federal Paper Board Company, Inc.



CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


-------------------------------------------------------------------------------------------------------------------------------
                                                   Preferred      Common Stock             Other     Retained  Treasury Stock
In thousands                                          Stocks   Shares      Amount        Capital     Earnings  Shares   Amount
-------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 28,1991                             $ 2,864    41,071  $ 205,357      $ 287,203    $ 432,328     396   $(6,552)
Net income                                                                                             91,600
Dividends declared:
  Preferred stocks                                                                                     (7,060)
  Common stock                                                                                        (41,668)
Stock options exercised                                            224      1,116          4,646                  (79)      709
Conversion of preferred stocks (529,089 shares)         (529)      974      4,871         (4,968)
Cumulative foreign translation adjustment                                                (23,339)
Minimum pension liability adjustment                                                      (6,163)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 2, 1993                              $ 2,335    42,269  $ 211,344      $ 257,379    $ 475,200     317   $(5,843)
Net income                                                                                              6,400
Dividends declared:
  Preferred stocks                                                                                     (6,610)
  Common stock                                                                                        (42,029)
Stock options exercised                                             72        362          1,954                 (108)    1,277
Conversion of preferred stock (2,908 shares)              (3)       15         73            (70)
Cumulative foreign translation adjustment                                                   (286)
Minimum pension liability adjustment                                                      (9,177)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 1994                              $ 2,332    42,356  $ 211,779      $ 249,800    $ 432,961     209   $(4,566)
Net income                                                                                             72,000
Dividends declared:
  Preferred stocks                                                                                     (6,519)
  Common stock                                                                                        (44,465)
Stock options exercised                                             23        118            768                 (163)    3,294
Conversion of preferred stock (122,256 shares)          (122)      240      1,197         (1,075)
Cumulative foreign translation adjustment                                                  6,775
Minimum pension liability adjustment                                                      (6,085)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                            $ 2,210    42,619  $ 213,094      $ 250,183    $ 453,977      46   $(1,272)
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.



Federal Paper Board Company, Inc. 1994 Annual Report     Page 30

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

     In 1992, the Company began a program to evaluate the estimated useful lives assigned to certain productive assets. As a result of this program, the Company changed the estimated useful lives used to calculate depreciation for certain productive assets. These changes were made to properly reflect the expected use of these assets. The effect on income before taxes was an increase of $1.5 million, $4.1 million and $2.4 million in 1994, 1993 and 1992, respectively.
The effect on income after taxes was an increase of $.9 million, $2.5 million and $1.4 million or $.02, $.06 and $.03 per fully diluted common share in 1994, 1993 and 1992, respectively.

     Costs of the construction of certain long-term assets include capitalized interest which is amortized over the estimated useful life of the related asset. The Company capitalized interest costs of $6.7 million in 1994, $6.1 million in 1993 and $11.3 million in 1992.

Goodwill, Intangibles and Other Assets

Goodwill, the excess of the purchase price over the fair value of the net assets of acquired companies is amortized over 40 years. Other identified intangible assets are amortized, if applicable, on a straight-line basis over their estimated useful lives which range from 3 to 40 years. Accumulated amortization of goodwill and other intangibles amounted to $23.6 million and $20.5 million at year end 1994 and 1993, respectively.

     The Company incurs certain incremental and nonrecurring start-up costs during the process of bringing a project into commercial production. Such start-up costs on major capital projects are capitalized and amortized on a straight-line basis over five years. Unamortized start-up costs, included in Other Assets, were $12.4 million and $17.1 million at year end 1994 and 1993, respectively.

     Management periodically evaluates the recoverability of long-term assets, including goodwill, based upon current and anticipated net income and undiscounted future cash flows.

Financial Instruments

The Company utilizes hedged and nonhedged interest rate swap agreements and foreign currency contracts.

     Hedged financial instruments are accounted for based on settlement accounting. Interest rate swap agreements which hedge the Company's debt involve the exchange of fixed and floating rate interest payments periodically over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received, on a semi-annual basis, is accrued as interest rates change and is recognized over the life of the agreement as an adjustment to interest expense. Gains and losses associated with hedged transactions are deferred and included as a component of the related commitment, while cash payments or proceeds are included as operating cash flows. Deferred gains and losses are amortized over the life of the related agreements.

     Nonhedged financial instruments are recorded at market value and are included in Current Liabilities and Other Liabilities. The market value of interest rate swap agreements and foreign currency option contracts are obtained from dealer quotes. Gains and losses associated with nonhedged transactions are recorded as a component of Other-net, while cash payments or proceeds associated with these transactions are classified as investing activities.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In adopting Statement No. 109, the Company adjusted the carrying amounts of previous acquisitions accounted for using the purchase method of accounting.

Earnings Per Common Share

Earnings per common share assuming no dilution is based on the weighted average number of shares and common equivalent shares outstanding during the year. Outstanding stock options are common equivalent shares but were not included in the computation since any dilutive effect was not material.

                Federal Paper Board Company, Inc. 1994 Annual Report     Page 31

Federal Paper Board Company, Inc.



     Earnings per common share assuming full dilution is based on the weighted average number of common shares outstanding during the year, including the dilutive effects, if any, of stock options outstanding and the conversion of the Company's preferred stocks.

Foreign Currency Translation

Adjustments resulting from the translation of foreign subsidiaries' financial statements into U.S. dollars are included as cumulative foreign translation adjustments in shareholders' equity. The net cumulative foreign currency translation balance included in other capital was a decrease of $11.8 million and $18.6 million at December 31, 1994 and January 1, 1994, respectively.

Revenue Recognition

The Company generally recognizes revenues when goods are shipped.

Reclassifications and Restatement

Certain amounts in prior year financial statements have been reclassified to conform with the current year presentation. The accompanying consolidated financial statements for fiscal year 1993 were previously restated to account for certain interest rate swap agreements at market value.

NOTE 2  FINANCIAL INSTRUMENTS

Derivative Financial Instruments

The Company utilizes a variety of derivative financial instruments to limit its exposure to foreign currency fluctuations and changing interest rates but does not hold or issue such financial instruments for trading purposes.

     The Company has entered into a variety of interest rate swap agreements to manage the impact of interest rate fluctuations. At December 31, 1994 and January 1, 1994, the Company was a party to both hedged and nonhedged interest rate swap agreements. Under the hedged interest rate swap agreements, the Company exchanges fixed rate payments for variable rate payments periodically over the life of the agreements. The Company deferred gains and losses related to various hedged interest rate swap agreements since the underlying debt was outstanding. At December 31, 1994 and January 1, 1994, the Company had deferred net losses of $.3 million and $2.0 million, respectively and deferred net gains of $9.2 million and $.7 million, respectively.

     At December 31, 1994 and January 1, 1994, the Company had hedged interest rate swap agreements outstanding with a notional principal amount of $175 million which converted fixed rate debt with a weighted average interest rate of 8.66% to variable rates of 7.9% and 7.1%, respectively. The variable rate is based on the London Inter Bank Offered Rate (LIBOR) plus a predetermined spread. The predetermined spread increased from 3.22% to 5.14%. The agreements terminate on various dates through July 1, 1998. The Company's exposure related to these interest rate swap agreements is limited to fluctuations in LIBOR, however LIBOR has been set through January 1, 1996. The estimated fair value of these agreements at December 31, 1994 and January 1, 1994 was a loss of $19.9 million and $3.2 million, respectively.

     The Company had nonhedged interest rate swap agreements outstanding at December 31, 1994 and January 1, 1994. One nonhedged interest rate swap agreement outstanding at December 31, 1994 and January 1, 1994 is based on a notional amount of $175 million. The terms of the agreement become effective on July 1, 1995 and terminate on July 1, 1998. In this agreement, the Company will receive LIBOR and will pay LIBOR in arrears plus 1.72% plus a leveraged coupon rate based on various interest rate spreads. At December 31, 1994 and January 1, 1994, the estimated fair value of this agreement was a loss of $10.5 million and $20.6 million, respectively, which has been recorded in the accompanying Consolidated Financial Statements.

     At January 1, 1994, the Company had two other nonhedged interest rate swap agreements outstanding which were both terminated during fiscal year 1994 resulting in losses of $10.5 million included in the accompanying Consolidated Statement of Income. One agreement was based on a notional amount of $25 million in which the Company received a fixed rate of 10% and paid LIBOR plus 4.228% plus a leveraged coupon rate based on various interest rate spreads.
The other agreement was based on a notional amount of $50 million in which the Company received a fixed rate of 10% and paid LIBOR plus 4.4% plus a leveraged coupon rate based on various interest rate spreads. The estimated fair value of these two agreements outstanding at January 1, 1994 was a loss of $3.8 million and a gain of $.3 million, respectively.

     The Company is exposed to credit loss in the event of nonperformance by the counterparty to its interest rate swap agreements. The risk of loss to the Company in the event of nonperformance by the counterparty under these agreements is not significant. The Company does not anticipate nonperformance by the counterparty.

     The Company entered into nonhedged foreign currency option contracts. Since most of the Company's export sales are sold in U.S. dollars, a rise in the value of the dollar could have adversely effected sales prices and volumes. Therefore, strategic hedges were put into place to provide the Company with currency gains to offset reduced profits resulting from the rising U.S. dollar. This strategic hedge program was global in nature and was not intended to hedge firm commitments.

     At December 31, 1994 the Company was not party to any nonhedged foreign currency option contracts. During fiscal year 1993, the Company sold certain foreign exchange contracts. The sold nonhedged contracts outstanding at January 1, 1994 were foreign currency call option contracts with a notional amount of
15.0 million British pounds and foreign currency put option contracts with notional amounts of 15.0 million U.S. dollars, 5.0 million British pounds and 8.5

Federal Paper Board Company, Inc. 1994 Annual Report     Page 32

Federal Paper Board Company, Inc.



million German marks. During fiscal year 1993, the Company also held certain purchased foreign currency option contracts. The purchased nonhedged contracts outstanding at January 1, 1994 were foreign currency call option contracts with notional amounts of 5.0 million U.S. dollars and 5.0 million British pounds, and foreign currency put option contracts with notional amounts of 25.0 million U.S. dollars and 5.0 million British pounds. In addition, at January 1, 1994 the Company had nonhedged forward foreign exchange contracts outstanding with notional amounts of 5.0 million U.S. dollars. The estimated fair value of nonhedged foreign currency contracts outstanding at January 1, 1994 was not material.

     In some instances, the Company also enters into foreign currency contracts to hedge a specific export sale or purchase to guard against currency losses. Since these contracts hedge a firm commitment, gains and losses are deferred and included as a component of the related transaction. There were no significant hedged foreign currency instruments outstanding at December 31, 1994 or January 1, 1994 and the effect on net income was not material for these activities in either year.

Fair Value of Other Financial Instruments

The estimated fair value of the Company's other financial instruments which are not held for trading purposes at December 31, 1994 and January 1, 1994 were as follows:


----------------------------------------------------------------------------------------------------------
                                                      1994                                    1993
----------------------------------------------------------------------------------------------------------
                                      Carrying           Estimated            Carrying          Estimated
In thousands                            Amount           Fair Value              Amount         Fair Value
----------------------------------------------------------------------------------------------------------
Accounts and notes receivable        $  73,856            $  73,856           $  52,062           $ 52,062
Note receivable non-current              2,413                2,413               2,418              2,418
Long-term debt                         995,771            1,031,518           1,029,973          1,181,193
----------------------------------------------------------------------------------------------------------

The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies as of December 31, 1994 and January 1, 1994. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from amounts presented herein. The following are the methods used for each class of financial instruments for which it is practicable to estimate the value.

Accounts and notes receivable: The carrying amounts of these items are a reasonable estimate of fair value.

Note receivable non-current: The estimated fair value of the Company's note receivable is based on market prices for the same or similar instruments with similar maturities.

Long-term debt: The estimated fair value of the Company's long-term debt is based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt with similar remaining maturities.

NOTE 3  LONG-TERM DEBT


------------------------------------------------------------------------------------------
In thousands                                                       1994               1993
------------------------------------------------------------------------------------------
Revolving credit agreements, variable
  interest rates                                             $   33,750          $  50,000
Notes:
  9.06% - 10.5% Senior notes, due 1993 - 2009                   450,000            475,000
  4.9% - 6.61% Bank notes, due 1994 - 1996                       45,000             45,000
  Other                                                          55,000             45,000
8.125% - 10% Debentures, due 2002-2012                          375,000            375,000
Industrial revenue bonds, due 2000-2012                          29,941             29,870
Capitalized lease obligations                                     1,680              2,118
Other                                                             5,400              7,985
------------------------------------------------------------------------------------------
Total                                                           995,771          1,029,973
Current portion                                                 (74,544)           (56,148)
------------------------------------------------------------------------------------------
Total long-term debt                                          $ 921,227        $   973,825
------------------------------------------------------------------------------------------

The aggregate maturities of long-term debt for the five years subsequent to December 31, 1994 are as follows: 1995 - $74,544; 1996 - $25,775; 1997 -
$33,157; 1998 - $27,631; 1999 - $113,854.

     The Company has a revolving credit agreement with a syndicate of banks. The agreement provides for borrowings of up to $250 million and expires in 1999.
The agreement requires the payment of a facility fee on the total commitment and a commitment fee based on the unused portion of the line of credit. This agreement became effective in the fourth quarter of 1994 and replaced the Company's $75 million and $225 million revolving credit agreements.

     The revolving credit agreement provides for borrowing at variable interest rates based on the prime rate or, at the Company's option, on LIBOR or the average secondary market offering rate for certificates of deposit in New York City. The rate can be reduced or increased depending on the Company's ratio of debt to total capitalization and cash flow coverage. The weighted average interest rate for 1994 and 1993 was 4.9% and 3.9%, respectively. The Company classified $55 million and $45 million of other notes as long-term debt at December 31, 1994 and January 1, 1994, respectively. The Company has the intent and ability under the revolving credit agreement to renew or convert these obligations through 1999.

     The industrial revenue bonds had a weighted average interest rate of 4.3% and 4.8% in 1994 and 1993, respectively. The short-term bank debt outstanding at December 31, 1994 and January 1,1994 had a weighted average interest rate of 6.3% and 3.5%, respectively.

                Federal Paper Board Company, Inc. 1994 Annual Report     Page 33

Federal Paper Board Company, Inc.



     Certain loan agreements contain various restrictive covenants, including restrictions on the amount of net earnings available for dividends, the purchase of Company stock and certain cash flow coverage requirements. Unrestricted retained earnings under the most restrictive provision amounted to $135.3 million at December 31, 1994.

NOTE 4  LEASES & OTHER COMMITMENTS

Leases

The Company leases certain buildings, machinery and equipment under various operating leases. Rental expense for operating leases was $21.5 million, $19.3 million and $20.9 million in 1994, 1993, and 1992, respectively. Minimum lease payments for operating leases existing as of December 31, 1994 are as follows:
$9.7 million in 1995; $5.9 million in 1996; $3.8 million in 1997; $2.6 million in 1998; $2.2 million in 1999 and $8.2 million in years after 1999.

Environmental

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. These amounts are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated. The timing of these accruals generally coincides with completion of a feasibility study or the Company's commitment to a formal action plan. Amounts included in the accompanying Consolidated Balance Sheet for estimated environmental costs, at December 31, 1994 and January 1, 1994, were $7.0 million and $4.7 million, respectively, which in the opinion of management are sufficient to cover probable and estimable environmental costs.

NOTE 5  INCOME TAXES

The Company adopted Statement No. 109 as of December 29, 1991 and the cumulative effect of this change in accounting for income taxes is reported separately in the Consolidated Statement of Income for fiscal year 1992. As a result of applying Statement No. 109, pre-tax income for the fiscal year ended January 2, 1993 was reduced by $6.3 million representing the effects of adjustments for prior purchase business combinations.

     The components of income before income taxes and cumulative effect of accounting change and the provision for income taxes included in the Consolidated Statement of Income consist of the following:



----------------------------------------------------------------------------------------------------
In thousands                                                 1994            1993               1992
----------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES
  AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE:
  Domestic                                              $  87,167        $ 28,128          $ 137,059
  Foreign                                                  13,733          (1,828)            (1,359)
----------------------------------------------------------------------------------------------------
Income before taxes and
  cumulative effect of
  accounting change                                     $ 100,900        $ 26,300          $ 135,700
----------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES:
Current tax expense:
  Federal                                               $  19,503        $  6,310          $  26,119
  State                                                       753             514                124
----------------------------------------------------------------------------------------------------
Total current provision                                 $  20,256        $  6,824          $  26,243
----------------------------------------------------------------------------------------------------
Deferred tax expense:
  Federal                                               $   9,097        $ 11,890          $  14,881
  State                                                    (5,153)          1,786             11,976
  Foreign                                                   4,700            (600)                --
----------------------------------------------------------------------------------------------------
Total deferred provision                                $   8,644        $ 13,076          $  26,857
----------------------------------------------------------------------------------------------------
Total provision for income taxes                        $  28,900        $ 19,900          $  53,100
----------------------------------------------------------------------------------------------------

The provision for income taxes differs from amounts computed by applying the statutory federal income tax rate of 35% for fiscal years 1994 and 1993 and 34% for fiscal year 1992 to income before taxes and cumulative effect of accounting change due to the following:


----------------------------------------------------------------------------------------------------
In thousands                                                 1994            1993               1992
----------------------------------------------------------------------------------------------------
Federal income taxes at
  statutory rate                                          $35,315        $  9,205          $  46,138
State income taxes less federal
  income tax effect                                         3,590           1,517              7,986
Tax rate change                                            (6,000)          9,200                 --
Amortization of intangibles                                   684             696                780
Adjustment of prior years accruals                         (2,900)           (934)            (1,498)
Other - net                                                (1,789)            216               (306)
----------------------------------------------------------------------------------------------------
Provision for income taxes                                $28,900        $ 19,900          $  53,100
Effective tax rate                                          28.6%           75.7%              39.1%
----------------------------------------------------------------------------------------------------

The tax rate change in fiscal year 1994 represents a change in the Company's overall effective state tax rate due to withdrawal from several states. Fiscal year 1993 represents a change in the federal statutory rate from 34% to 35%.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994, January 1, 1994 and January 2, 1993 were as follows:

Federal Paper Board Company, Inc. 1994 Annual Report     Page 34

Federal Paper Board Company, Inc.




----------------------------------------------------------------------------------------------------
In thousands                                                 1994            1993               1992
----------------------------------------------------------------------------------------------------
Alternative minimum tax credit
  carryforwards                                        $   79,550       $  59,802          $  56,484
Net operating loss carryforwards                           20,406          32,842             11,141
Other                                                      49,906          40,558             25,705
----------------------------------------------------------------------------------------------------
Total deferred tax assets                              $  149,862       $ 133,202          $  93,330
----------------------------------------------------------------------------------------------------
Property, plant, and equipment                         $ (411,712)      $(387,602)         $(344,340)
Capitalized interest                                      (40,085)        (40,661)           (39,471)
Other                                                     (27,047)        (32,554)           (20,909)
----------------------------------------------------------------------------------------------------
Total deferred tax liabilities                         $ (478,844)      $(460,817)         $(404,720)
----------------------------------------------------------------------------------------------------

The Company has capital loss and net operating loss carryforwards for domestic income tax purposes which are available to offset future taxable income through 1999 and 2009, respectively. At December 31, 1994, the capital loss and net operating loss carryforwards were $11.0 million and $31.7 million, respectively. The Company also has alternative minimum tax credit carryforwards of approximately $79.6 million at December 31, 1994, which are available to reduce future federal regular income taxes over an indefinite period.

     In addition, the Company acquired net operating loss carryforwards and an advance corporation tax for United Kingdom tax purposes, with no expirations, as a result of an acquisition. Using the exchange rate at December 31, 1994, the net operating loss carryforwards were approximately $22.8 million and the advance corporation tax was $1.2 million.

     Deferred taxes are not provided on undistributed earnings of foreign subsidiaries, which at December 31, 1994 were $18.9 million. These earnings have been and will continue to be reinvested. It is not practicable to estimate the tax liability that might arise if these earnings were remitted.

NOTE 6  EMPLOYEE BENEFIT PLANS

Pension Plans

The Company maintains non-contributory, defined-benefit pension plans covering substantially all employees. Benefits for salaried employees are based on salary and years of service, while hourly plans are based on a fixed benefit rate and years of service. The Company's funding policy is to contribute at least the minimum amount required by applicable regulations. The assets of the plans are principally invested in equity and debt securities.

     The net periodic pension cost and actuarial assumptions of the Company's plans were as follows:


----------------------------------------------------------------------------------------------------
In thousands                                                 1994            1993               1992
----------------------------------------------------------------------------------------------------
Service cost                                            $   6,948        $  5,690           $  5,618
Interest cost                                              19,336          16,915             16,566
Actual return on assets                                     2,883         (27,904)           (11,289)
Net amortization and deferral                             (13,449)         15,594                (70)
----------------------------------------------------------------------------------------------------
Net periodic pension cost                               $  15,718        $ 10,295           $ 10,825
----------------------------------------------------------------------------------------------------
Discount rate                                                8.5%            7.5%              8.75%
Projected increase in future
  compensation levels                                        5.0%            5.0%               5.0%
Expected long-term return
  on plan assets                                            10.5%           10.5%              10.5%
----------------------------------------------------------------------------------------------------

The Company has recorded liabilities that are equal to the unfunded accumulated benefit obligations of its plans in fiscal year 1994 and 1993. This has resulted in recognition of an intangible asset of $16.0 million and a net-of-tax reduction to other capital of $30.1 million as of December 31, 1994. The intangible asset and net-of-tax reduction to other capital as of January 1, 1994 were $14.5 million and $24.1 million, respectively. The following table sets forth the funded status and the amounts reflected in the Company's Consolidated Balance Sheet at December 31, 1994 and January 1, 1994:


----------------------------------------------------------------------------------------------------
In thousands                                                                 1994               1993
----------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                                            $(192,305)        $ (182,617)
----------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                        (243,700)          (231,011)
----------------------------------------------------------------------------------------------------
  Projected benefit obligation                                          (252,235)          (241,918)
Plan assets at fair value                                                194,213            190,171
----------------------------------------------------------------------------------------------------
Projected benefit obligation in
  excess of plan assets                                                  (58,022)           (51,747)
----------------------------------------------------------------------------------------------------
Unrecognized net loss                                                     56,072             49,377
Unrecognized prior service costs                                          13,189              9,567
Unrecognized net initial obligation                                        4,198              4,962
Adjustment to meet minimum liability                                     (65,649)           (54,214)
----------------------------------------------------------------------------------------------------
Pension liabilities                                                    $ (50,212)        $  (42,055)
----------------------------------------------------------------------------------------------------

All of the Company's retirement plans have accumulated benefits in excess of plan assets.

Other Postretirement Plans

The Company provides certain health care and life insurance benefits to eligible retired employees. The Company continues to fund benefit costs on a pay-as-you-go basis, with retirees paying a portion of the costs. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 15 years of service. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location. Most hourly employees are not eligible for retiree health care benefits while others may be eligible for retiree health care benefits similar to those provided to salaried employees. Generally, Company provided health care benefits terminate when covered individuals become eligible for Medicare benefits or reach age 65, whichever occurs first. Certain retired employees of businesses acquired by the Company are covered under other health care plans that differ from current plans in coverage, plan design and retiree contributions.

  Effective January 3, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". Statement No. 106 requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits as claims were incurred. The cost of providing such benefits was not material to the Company's financial position and results of operations. Statement No. 106 allows recognition of the cumulative effect of


                Federal Paper Board Company, Inc. 1994 Annual Report     Page 35

Federal Paper Board Company, Inc.



the liability in the year of the adoption or the amortization of the obligation over a period of up to twenty years. The Company elected to amortize this obligation of $27.2 million over a period of twenty years. As a result of applying Statement No. 106, pre-tax income for the fiscal year ended January 1, 1994 was reduced by approximately $2.8 million.

     The net periodic postretirement benefit cost of the Company's plans were as follows:


---------------------------------------------------------------------------------
In thousands                                                 1994            1993
---------------------------------------------------------------------------------
Service cost of benefits earned                            $  606         $   660
Interest cost on accumulated postretirement
  benefit obligation                                        2,403           2,686
Amortization of transition obligation                       1,247           1,358
---------------------------------------------------------------------------------
Net periodic postretirement benefit cost                   $4,256         $ 4,704
---------------------------------------------------------------------------------

The following table sets forth the funded status and the amounts reflected in the Company's Consolidated Balance Sheet at December 31, 1994 and January 1, 1994:


---------------------------------------------------------------------------------
In thousands                                                 1994            1993
---------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                              $(17,930)      $ (19,185)
  Fully eligible plan participants                          (829)         (1,064)
  Other active plan participants                         (13,037)        (13,560)
---------------------------------------------------------------------------------
  Total accumulated postretirement
   benefit obligation                                    (31,796)        (33,809)
  Unrecognized net (gain) loss                            (1,806)            966
  Unrecognized prior service cost                            (38)              -
  Unrecognized transition obligation                      22,800          24,392
---------------------------------------------------------------------------------
  Accrued postretirement benefit cost                   $(10,840)      $  (8,451)
---------------------------------------------------------------------------------

The discount rates used in determining the accumulated postretirement benefit obligation was 8.5% in 1994 and 7.5% in 1993. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11% and 13% in 1994 and 1993, respectively, decreasing gradually each successive year until it reaches 6% in 2004, after which it remains constant.

     If the health care cost trend rates were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1994 and January 1, 1994 would have increased by 11% for each year. The effect of this change on the aggregate of the service and interest cost components of net periodic postretirement benefit cost for fiscal years 1994 and 1993 would be an increase of 12% for each respective year.

Savings and Stock Ownership Plans

The Company has two savings and stock ownership plans in effect which cover all domestic salaried and non-union hourly employees. These plans were established to enhance the existing retirement plans for all eligible employees. Participants may contribute up to 15% of their annual compensation on a deferred or a non-deferred tax basis, or both. The Company match, which is paid in Company stock and is based on employee contributions of up to 6% of their annual compensation, was decreased from 50% to 25% during 1993. During 1994, the Company match was restored to 50%. The Company match is fully vested after an employee has completed three years of service while employee contributions are fully vested when they are contributed.

Postemployment Plans

Effective January 2, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits". Statement No. 112 requires the Company to accrue for postemployment benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. The impact of adopting this Statement was not material to the Company's financial position and results of operations.

NOTE 7  SHAREHOLDERS' EQUITY

Preferred Stocks

The Company had two preferred stocks outstanding at December 31, 1994 and January 1, 1994. The $1.20 cumulative convertible preferred stock has a liquidation value of $20 per share and is convertible at any time into 5.02 shares of common stock. The shares are callable at $20.

     The $2.875 cumulative convertible preferred stock has a liquidation value of $50 per share and is convertible at any time into 1.8182 shares of common stock subject to adjustment under certain conditions. This preferred stock is also redeemable, in whole or in part, at the option of the Company at a price of $50.86 per share which declines gradually each year to $50 per share on or after March 15, 1997.

Common Stock

Shares of common stock were reserved for the following purposes at December 31, 1994:


-----------------------------------------------------------------
                                                             1994
-----------------------------------------------------------------
Conversion of $1.20 convertible preferred stock           262,415
Conversion of $2.875 convertible preferred stock        3,922,785
Exercise of outstanding stock options                   3,452,067
Granting of additional stock options                      579,700
-----------------------------------------------------------------
Total common shares reserved                            8,216,967
-----------------------------------------------------------------

Stock Option Plans

The Company has two stock option plans, both of which were approved by the shareholders, which authorize the granting of options to officers and certain key employees to purchase the Company's common stock at a price equal to the market price on the date of grant. Options become exercisable in annual installments of 25% of the amount granted per optionee one year after the date of grant and expire five years after the date of grant. Employees may exchange Company stock as payment when exercising their options, and such stock used as payment becomes treasury stock. Also, the Company may issue stock from treasury when employees exercise these options.

Federal Paper Board Company, Inc. 1994 Annual Report     Page 36

Federal Paper Board Company, Inc.



     The Company adopted stock option plans in 1989 and 1992 each of which authorized the granting of 1.5 million shares of common stock. The combined activity of both plans is presented below:


---------------------------------------------------------------------------------
                                                     Shares Under     Price Range
                                                           Option       Per Share
---------------------------------------------------------------------------------
Outstanding December 28,1991                           1,781,204     $15.00-28.50
  Granted                                              1,010,800      25.50-30.25
  Exercised                                             (314,979)     15.00-24.63
  Expired or cancelled                                   (65,625)     15.00-30.25
---------------------------------------------------------------------------------
Outstanding January 2,1993                             2,411,400     $15.00-30.25
  Granted                                              2,007,900      20.88-25.50
  Exercised                                             (184,125)     15.00-20.63
  Expired or cancelled                                (1,522,600)     15.00-30.25
---------------------------------------------------------------------------------
Outstanding January 1, 1994                            2,712,575     $15.00-30.25
  Granted                                              1,117,100      28.13-28.25
  Exercised                                             (188,933)     15.00-24.63
  Expired or cancelled                                  (188,675)     15.00-30.25
---------------------------------------------------------------------------------
OUTSTANDING DECEMBER 31, 1994                          3,452,067     $15.00-30.25
EXERCISABLE DECEMBER 31, 1994                            881,524     $15.00-30.25
---------------------------------------------------------------------------------

At the Annual Meeting of Shareholders to be held in April 1995, the shareholders will be asked to approve an amendment to the 1992 stock option plan to increase the shares issuable to 3.0 million shares from 1.5 million shares. At December 31, 1994 stock options outstanding include 1.1 million shares which were granted in December 1994, but are contingent upon shareholder approval.

NOTE 8  SUPPLEMENTAL FINANCIAL INFORMATION

Accounts and Notes Receivable

In 1991, the Company entered into an agreement which allows for the sale, without recourse, of a fractional interest in a defined pool of trade accounts receivable. The maximum allowable amount of receivables to be sold, initially $75 million, was increased to $88 million in 1993 and $105 million in 1994. The amount outstanding at any measurement date varies based upon the level of eligible receivables. Under this agreement, $105 million and $88 million were sold at December 31, 1994 and January 1, 1994, respectively. The sale is reflected as a reduction of accounts receivable in the accompanying Consolidated Balance Sheet and as operating cash flows in the accompanying Consolidated Statement of Cash Flows. The costs of this program, which were $4.1 million in 1994, $2.8 million in 1993 and $3.4 million in 1992 are based upon the Company's debt ratings and the purchaser's level of investment and borrowing costs and are charged to selling and administrative expenses in the accompanying Consolidated Statement of Income.

     During 1993, the Company settled a $20.5 million note receivable it had received in 1991 when three packaging plants were sold to a group of former employees. In the settlement of this receivable, the Company received cash and preferred stock. The preferred stock is included in Other Assets in the accompanying Consolidated Balance Sheet.

Inventories

The Company used the LIFO method of valuing its inventories for approximately 64% of total inventories at December 31, 1994 and 69% of total inventories at January 1, 1994.

     A reduction of certain inventory quantities resulted in the liquidation of certain LIFO inventory layers. As a result of these liquidations, net income and earnings per common share assuming full dilution for the fiscal years 1994, 1993 and 1992 were $1.0 million or $.02 lower, $1.7 million or $.04 higher and $.4 million or $.01 higher, respectively.

Other-Net

The components of Other - net included in the Consolidated Statement of Income were (income) or expense as presented below:


----------------------------------------------------------------------------------------------------
In thousands                                                 1994            1993               1992
----------------------------------------------------------------------------------------------------
Net loss on disposal of property,
  plant and equipment and timber                         $  6,548       $     401            $ 4,778
Interest income                                              (381)         (1,141)            (2,455)
Financial Instruments:
  Foreign currency options                                 18,225           7,220             (2,738)
  Interest rate swaps                                      (2,701)         24,634             (2,520)
  Release from obligation                                 (12,000)             --                 --
Other                                                       6,690           1,442             (3,153)
----------------------------------------------------------------------------------------------------
Total                                                    $ 16,381       $  32,556            $(6,088)
----------------------------------------------------------------------------------------------------

In fiscal year 1994, the Company was released from its obligation on two foreign currency forward contracts as part of a settlement with an outside party.

NOTE 9  INDUSTRY SEGMENT INFORMATION

Information about the Company's operations in different industry segments for fiscal years 1994, 1993, and 1992 is included on pages 24 and 25 of this Annual Report.

NOTE 10  FINANCIAL RESULTS BY QUARTER (UNAUDITED)

Selected quarterly financial information for the fiscal years 1994 and 1993 is included on page 39 of this Annual Report.

                Federal Paper Board Company, Inc. 1994 Annual Report     Page 37

Federal Paper Board Company, Inc.




INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Federal Paper Board Company, Inc.:

We have audited the accompanying consolidated balance sheets of Federal Paper Board Company, Inc. and its subsidiary companies as of December 31, 1994 and January 1, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Federal Paper Board Company, Inc. and its subsidiary companies at December 31, 1994 and January 1, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Notes 5 and 6 to the financial statements, the Company changed its method of accounting for income taxes, effective December 29, 1991, and its method of accounting for postretirement benefits other than pensions, effective January 3, 1993.

/s/ DELOITTE & TOUCHE LLP
-------------------------
Parsippany, New Jersey
February 3, 1995



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

     As indicated in the independent auditors' report, Deloitte & Touche LLP performs an independent audit of the consolidated financial statements for the purpose of forming an opinion as to whether the financial statements are presented fairly, in all material respects, in conformity with generally accepted accounting principles. The independent auditors are appointed annually by the Board of Directors and their appointment is ratified by the shareholders.

     The Audit Committee of the Board of Directors, composed of four outside directors, meets periodically with management, internal auditors and independent auditors to review matters relating to the adequacy of corporate financial reporting, accounting systems and controls, and the internal and independent audit functions.

/s/ QUENTIN J. KENNEDY                        /s/ ROGER L. SANDERS, II
-------------------------                     ------------------------
Quentin J. Kennedy                            Roger L. Sanders, II
Executive Vice President,                     Controller
Secretary and Treasurer


Federal Paper Board Company, Inc. 1994 Annual Report     Page 38

Federal Paper Board Company, Inc.

FINANCIAL RESULTS BY QUARTER (unaudited)


--------------------------------------------------------------------------------------------------------------------------------
In thousands except per share amounts
Quarter (A)                                                 1st            2nd              3rd             4th        Year (B)
--------------------------------------------------------------------------------------------------------------------------------
1994
Net Sales                                              $319,454       $347,976         $373,871        $528,276     $1,569,577
Gross Profit                                             40,046         54,653           67,342         117,708        279,749
Net Income (Loss) (C)                                    (3,300)        12,000           15,200          48,100         72,000
--------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share:
Assuming No Dilution                                      $(.11)          $.25             $.32           $1.09          $1.55
Assuming Full Dilution (E)                                 (.11)           .25              .32            1.02           1.52
--------------------------------------------------------------------------------------------------------------------------------
Dividends Declared per Share:
     Common Stock                                          $.25           $.25             $.25            $.30          $1.05
     $1.20 Cumulative Convertible Preferred Stock           .30            .30              .30             .30           1.20
     $2.875 Cumulative Convertible Preferred Stock          .72            .72              .72             .72           2.88
--------------------------------------------------------------------------------------------------------------------------------
Price Range of Common Stock (F)
     High                                                $27.25         $24.00           $31.25          $31.50         $31.50
     Low                                                  21.75          20.50            22.63           25.88          20.50
--------------------------------------------------------------------------------------------------------------------------------
1993
Net Sales                                              $319,844       $329,579         $324,025        $412,938     $1,386,386
Gross Profit                                             50,331         51,728           41,841          59,614        203,514
Net Income (Loss) (D)                                     9,100         (5,200)          (7,200)          9,700          6,400
--------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share:
Assuming No Dilution                                       $.18          $(.16)           $(.21)           $.18          $(.01)
Assuming Full Dilution (E)                                  .18           (.16)            (.21)            .18           (.01)
--------------------------------------------------------------------------------------------------------------------------------
Dividends Declared per Share:
     Common Stock                                          $.25           $.25             $.25            $.25          $1.00
     $1.20 Cumulative Convertible Preferred Stock           .30            .30              .30             .30           1.20
     $2.875 Cumulative Convertible Preferred Stock          .72            .72              .72             .72           2.88
--------------------------------------------------------------------------------------------------------------------------------
Price Range of Common Stock (F)
     High                                                $27.63         $25.63           $23.50          $23.38         $27.63
     Low                                                  23.13          21.88            21.63           19.50          19.50
--------------------------------------------------------------------------------------------------------------------------------

(A) All quarters are comprised of 12 week periods except the fourth quarter which is comprised of 16 weeks.

(B)  May not total due to individual quarterly calculations.

(C) The first quarter of 1994 includes an after-tax charge of $6.4 million or $.15 per fully diluted common share for financial instrument transactions. The second quarter of 1994 includes an after-tax charge of $3.1 million or $.07 per fully diluted common share for financial instrument transactions and a favorable adjustment of $3.2 million or $.07 per fully diluted common share associated with the settlement of prior year tax audits. The third quarter of 1994 includes an after-tax charge of $2.3 million or $.05 per fully diluted common share for financial instrument transactions. The fourth quarter of 1994 includes after-tax gains of $10.0 million or $.21 per fully diluted common share associated with financial instrument transactions including the release from certain financial instrument obligations and $6.0 million for the cumulative recalculation of the deferred tax liability due to a change in the Company's overall effective state tax rate.

(D) The second quarter of 1993 includes an after-tax charge of $15.3 million or $.37 per fully diluted common share for financial instrument transactions. The third quarter of 1993 includes a charge of $9.2 million for the cumulative recalculation of the deferred tax liability reflecting the increase in the federal statutory tax rate.

(E) Earnings per common share assuming full dilution is based on the weighted average number of common shares outstanding during the year, including the dilutive effects of stock options and conversion of the Company's preferred stocks.

(F) The Company's common stock is traded on the New York Stock Exchange. Data for the Company's $1.20 convertible preferred stock and Class A convertible preferred stock, also traded on the New York Stock Exchange, is not presented since they are preferred stock issues. At December 31, 1994 there were 5,400 holders of common stock and 902 holders of convertible preferred stocks.


                Federal Paper Board Company, Inc. 1994 Annual Report     Page 39

Federal Paper Board Company, Inc.

SELECTED FINANCIAL DATA


-----------------------------------------------------------------------------------------------------------------------
In millions except per share amounts
For Fiscal Year (A)                                                 1994        1993       1992       1991         1990
-----------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net Sales                                                       $1,569.6    $1,386.4   $1,460.8   $1,435.0      $1,374.1
Income before Taxes and Cumulative
  Effect of Accounting Change                                      100.9        26.3      135.7      144.2         202.2
Income before Cumulative Effect
  of Accounting Change                                              72.0         6.4       82.6       82.4         118.2
Cumulative Effect of Accounting Change                                --          --        9.0         --            --
------------------------------------------------------------------------------------------------------------------------
Net Income                                                          72.0         6.4       91.6       82.4         118.2
------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) per Common Share:
Assuming No Dilution:
  Income (Loss) before Cumulative Effect
    of Accounting Change                                            1.55        (.01)      1.82       1.83          2.74
  Cumulative Effect of Accounting Change                              --          --        .22         --            --
------------------------------------------------------------------------------------------------------------------------
  Net Income (Loss)                                                 1.55        (.01)      2.04       1.83          2.74
------------------------------------------------------------------------------------------------------------------------
Assuming Full Dilution:
  Income (Loss) before Cumulative Effect
    of Accounting Change                                            1.52        (.01)      1.77       1.77          2.58
  Cumulative Effect of Accounting Change                              --          --        .19         --            --
------------------------------------------------------------------------------------------------------------------------
  Net Income (Loss)                                                 1.52        (.01)      1.96       1.77          2.58
------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Total Debt as a Percentage of Total Capitalization                  52.6%       54.2%      53.5%      54.8%         56.1%
Return on Shareholders' Equity                                       8.0%        0.7%       9.8%       9.1%         13.9%
------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Property, Plant and Equipment - Net                             $1,897.6    $1,896.6   $1,878.4   $1,828.8      $1,756.5
Timber and Timberlands                                             188.9       189.7      191.8      188.0         183.2
Total Assets                                                     2,609.6     2,561.9    2,573.5    2,492.7       2,447.8
Long-Term Debt                                                     921.2       973.8    1,029.9    1,076.9       1,092.4
Deferred Tax Liability                                             353.6       342.8      322.4      237.5         208.0
Shareholders' Equity                                               918.2       892.3      940.4      921.2         882.9
------------------------------------------------------------------------------------------------------------------------
ADDITIONAL DATA
Capital Expenditures                                            $  139.1    $  161.2   $  149.1   $  227.4      $  509.3
Depreciation, Amortization and Cost of Timber Harvested            146.4       144.1      146.6      122.7          88.4
Dividends Declared per Common Share                                 1.05        1.00       1.00       1.00          1.00
Book Value per Share - Assuming No Dilution                        19.01       18.45      19.68      19.17         18.46
Book Value per Share - Assuming Full Dilution                      19.37       19.11      20.11      19.79         19.26
------------------------------------------------------------------------------------------------------------------------
Common Shares Outstanding at Year-End (in thousands)              42,573      42,147     41,952     40,675        40,164
------------------------------------------------------------------------------------------------------------------------

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

Federal Paper Board Company, Inc. 1994 Annual Report     Page 40

                                                                    EXHIBIT 13
                                                                    (Continued)

                                 Edgar Appendix

                        Federal Paper Board Company, Inc.

                         Graphic an Image Material Index

1. Illustration 1 on page six of this Annual Report depicts an employee of the Company making a statement about 1994 operations. This employee is quoted as saying, "In 1994, Riegelwood operations turned adversity into advantage: Low pulp prices led to cost-cutting efforts that improved productivity without sacrificing quality, safety or customer service. Key milestones included a $190 million modernization, achieving the British Standards Institutes elite "ISO" registration, and record daily production." John Cowand, Jr. Manager of Manufacturing Services - Riegelwood, NC.
2. The Paperboard Chart 1 on page six of this Annual Report shows paperboard accounting for 41% of sales in 1994.
3. Photo 1 on page seven of this Annual Report shows an employee standing on the pulp dryer at the Riegelwood, NC mill. The caption under the picture reads as follows: The Riegelwood mill produced 327,000 tons of bleached paperboard and 540,000 tons of market pulp...for a total mill production of 867,000 tons in 1994.
4. Illustration 2 on page eight of this Annual Report depicts an employee of the Company making a statement about 1994 operations. This employee is quoted as saying, " Customers have begun to recognize our quality leadership, which we achieved while setting new production records. Our new manufacturing and quality assurance technology not only results in superior bleached board with a better printing surface, it also cuts fiber loss, an economic and environmental plus." Curtis Sears, Paper Mill Superintendent - Augusta, GA.
5. The Pulp Chart 2 on page eight of this Annual Report shows pulp accounting for 12% of sales in 1994.
6. Photo 2 on page nine of this Annual Report shows an employee standing near a paperboard machine at the Augusta, GA mill. The caption under the picture reads as follows: With the completion of its latest expansion, the Augusta, GA bleached paperboard mill will have the capacity to produce 600,000 tons of prime paperboard annually.
7. Illustration 3 on page ten of this Annual Report depicts an employee of the Company making a statement about 1994 operations. This employee is quoted as saying, "The improved UK economy strengthened our markets close to home. Productivity gains set new production records. We also updated our warehouse and distribution system, and achieved 20 percent overall improvement in labor efficiency while building customer satisfaction." Rhoda Littlejohn, Marketing Executive - Inverurie, Scotland.
8. The Paper Chart 3 on page ten of this Annual Report shows paper accounting for 9% of sales in 1994.
9. Photo 3 on page eleven of this Annual Report shows an employee standing between rolls of paper at the Inverurie, Scotland mill. The caption under the picture reads as follows: The Federal-Tait mill in Inverurie, Scotland produces uncoated free-sheet paper for various markets in the United Kingdom and the European continent. It has the capacity to produce 220,000 tons of paper annually. The Sprague, CT recycled paperboard mill has the capacity to produce 200,000 tons of recycled paperboard annually.
10. Illustration 4 on page twelve of this Annual Report depicts an employee of the Company making a statement about 1994 operations. This employee is quoted as saying, " Our $10 million investment in state-of-the-art production equipment boosted yields and enhanced product quality while making us one of the low-cost producers in the solid wood industry. Customer satisfaction reached an all-time high." Janice Larkins, Office Manager - Wood Products.
11. The Wood Products Chart 4 on page twelve of this Annual Report shows wood products accounting for 16% of sales in 1994.
12. Photo 4 on page thirteen of this Annual Report shows an employee standing near dimensional lumber at one of the Company's lumber plants. The caption under the picture reads as follows: Federal owns and operates five lumber plants in the U.S. These state-of-the-art plants produced 618,245,000 board feet of lumber in 1994.
13. Illustration 5 on page fourteen of this Annual Report depicts an employee of the Company making a statement about 1994 operations. This employee is quoted as saying, " Our new 500,000 sq. ft. distribution facility in Shelbyville, IL. will reduce operating costs while improving customer service. Investments in new tooling for larger cups, and in technology to ensure quality and reliability are direct responses to market needs." Thomas F. Grady, Jr., Vice President, Sales
         - Imperial Bondware Corp.

                                                                    EXHIBIT 13
                                                                    (Continued)

14. The Converting Operations Chart 5 on page fourteen of this Annual Report shows converting operations accounting for 22% of sales in 1994.

15. Photo 5 on page fifteen of this Annual Report shows an employee standing near printed rolls of paperboard at one of the Company's cup plants. The caption under the picture reads as follows: Imperial Bondware is an industry leader in the production of paper cups and tubs for the foodservice and theatre industries. 1994 production equaled 8,750,000 thousand cups.

16. Illustration 6 on page sixteen of this Annual Report depicts an employee of the Company making a statement about 1994 operations. This employee is quoted as saying, " In a difficult year, we finished ahead of 1993 by meeting customer needs. We broadened our product range, while we cut costs, boosted morale and improved quality. Following a rigorous audit, our Durham plant's largest customer quality-certified us - a status of which we are justly proud." John E. Abodeely, Vice President & General Manager - Packaging Operations.